David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1

January 11, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed December 18, 2012 File No. 333-177463

Dear Mr. McTiernan:

By letter dated January 7, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with comments to the Company’s Amendment No. 8 to Registration Statement on Form S-1 filed on December 18, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s January 7, 2013 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 9 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments.  A copy of the amended registration statement marked to show changes is also being filed through EDGAR as SEC correspondence for your convenience.

General

1.	Please revise the disclosure to provide the prospectus cover page pursuant to Item 501 of Regulation S-K.

COMPANY RESPONSE

The registration has been amended to include the prospectus cover page on page ii, as requested.

 Risks Relating to AE’s Business, page 2

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
January 11, 2013

2.	Please revise your disclosure to include the significant risks related to your level of indebtedness and financial condition, including your net losses.

COMPANY RESPONSE

The Company has revised the disclosure on page 2 as requested.  In addition, two disclosures have been added to the “Risk Factors” section that specifically address AE’s historical losses, the possible effect on
AE’s ongoing business, and the ultimate risk to AE’s investors.

AudioEye Unaudited Condensed Consolidated Pro Forma Financial Statements

3.
Please tell us and clearly disclose what the AEAC Consolidation column represents, as it appears to include the consolidation of AEAC net of amounts already reflected in the AE financial statements (i.e., it includes only differences related to the business combination accounting that were not pushed down to AE), and does not appear to include the full financial statements of AEAC that would reflect consolidation of AE after the acquisition on August 17, 2012.

COMPANY RESPONSE

The AEAC Consolidation column represents all transactions related to AEAC as of September 30, 2012.   The ‘acquisition date’ of August 17, 2012 represents the date AE’s separation from CMGO, as well as the date the transactions took place between AEAC and CMGO. More specifically, the AEAC Consolidation column IS the full financial statement of AEAC as a stand-alone entity prior to the pro forma adjustments related to the AEAC Distribution (as defined in the registration statement).  Since the AEAC Distribution has not yet taken place, all entries related to the transaction are reflected in the pro forma adjustment column.  The AEAC Distribution is to be completed after the registration statement is deemed effective. The ending pro forma balances accurately represent the combined entities after the AEAC Distribution.

The Company has added an explanatory paragraph to page 35 that more concisely explains the contents of each financial column, as requested.

Unaudited Condensed Consolidated Pro Forma Statement of Operations for the year ended December 31, 2011, page 38

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
January 11, 2013

4.
We note that historical loss per share and weighted average shares outstanding for fiscal year 2011 on page 38 are inconsistent with your historical financial statements on page 44. Please revise to clarify this apparent conflict.

COMPANY RESPONSE

The Company has revised the Pro Forma Statement of Operations on page 38 to properly reflect the historical loss per share and weighted average shares.

Government Contracts, page 40

5.	Please revise to clarify whether you have entered into any contract with the US Government for the licensing of your technology.

COMPANY RESPONSE

The Company has revised page 40 to disclose the status of government contracts.

Exhibit 5.1

6.
Please delete the fourth paragraph which states that “the opinion is provided to the company and the commission for their use solely in connection with the transactions...” Shareholders receiving shares in the transaction should be able to rely on your opinion.

COMPANY RESPONSE

Paragraph 4 of Exhibit 5.1 has been deleted, as requested.

*           *           *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 9.  When the time comes, the Company will include in its request for acceleration the additional acknowledgements requested by the Staff.

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
January 11, 2013

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

/s/ David L. Ficksman
David L. Ficksman

DLF:tms

cc:	Jorge Bonilla (SEC)
Jonathan Wiggins (SEC)
Folake Avoola, Esq. (SEC)
Nathaniel Bradley
Constantine Potamianos, Esq.

As filed with the Securities and Exchange Commission on January 11, 2013
File No. 333-177463

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A (Amendment No. 9)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AudioEye, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6794	20-2939845
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9070 S. Rita Road, Suite 1450 Tucson, Arizona 85747 (866) 331-5324	Nathaniel T. Bradley 9070 S. Rita Road, Suite 1450 Tucson, Arizona 85747 (866) 331-5324
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
David L. Ficksman
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067

Approximate date of commencement of proposed sale to public:  Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of each Class of Security being registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Shares of Common Stock, $0.00001 par value	1,500,259	$0.00001	$15.00	$7.00

(1)
This registration statement relates to shares of common stock, par value $0.00001 per share, of AudioEye, Inc., which will be distributed pursuant to a spin-off transaction to holders of common stock of CMG Holdings Group, Inc. The amount of the Registrant’s common stock to be registered is 1,500,259 shares of common stock. To the extent additional shares of common stock may be issued or become issuable as a result of a stock split, stock dividend, or similar transaction involving the common stock while this registration statement is in effect, this registration statement hereby is deemed to cover all such additional shares of common stock in accordance with Rule 416 under the Securities Act of 1933.

(2)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f)(2) under the Securities Act, based on the book value of the common stock as of September 30, 2012, the most recent practicable date.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

AudioEye, Inc. (“AE”), a former wholly-owned subsidiary of CMG Holdings Group, Inc. (“CMGO”), has filed this registration statement on Form S-1 to register shares of its common stock, $0.00001  per share, which will be distributed on a pro rata basis to stockholders of CMGO.  In connection with a Master Agreement dated as of June 22, 2011, as amended, (the “Master Agreement”) between CMGO and AudioEye Acquisition Corporation (“AEAC”), effective August 15, 2012, AEAC received from CMGO shares of the common stock of AE representing 80% of the capital stock of AE. Under the Master Agreement, CMGO is required to distribute to its stockholders in the form of a dividend 5% of the outstanding capital stock of AE as of August 15, 2012 .

i

The information in the prospectus is not complete and may be changed. AudioEye, Inc. may not distribute the securities offered by the prospectus until this registration statement is effective with the U.S. Securities and Exchange Commission. The prospectus is not an offer to sell these securities and AudioEye, Inc. is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED January 11, 2013

PROSPECTUS

Shares of Common Stock

This prospectus is being furnished to the holders of common stock of CMG Holdings Group, Inc. (“CMGO”) in connection with the distribution by CMGO to such holders of the common stock of AudioEye, Inc. (“AE”).  The AE shares being distributed pursuant to this prospectus will constitute approximately 4.3% of the fully diluted shares of AE common stock immediately following the distribution and the other transactions referred to in this prospectus.  Each holder of CMGO common stock as of the close of business on October 26, 2012, the record date for the distribution, will receive a dividend of one share of AE common stock for every 200.13906 shares of CMGO common stock held by such holder. The distribution will be made on or about [_______], 2013. CMGO expects that the distribution will be treated as a taxable distribution. See the “Material U.S. Federal Income Tax Consequences” section of this prospectus. Holders of CMGO common stock should consult with their own individual tax advisors regarding the tax consequences of the distribution.

This prospectus describes the distribution and contains important information about AE.  No vote or approval of CMGO’s stockholders is required in connection with the distribution. CMGO’s stockholders will not be required to pay for the shares of AE common stock to be received by them in the distribution, or to surrender shares of CMGO common stock in order to receive AE common stock, and CMGO’s stockholders will continue to own all shares of CMGO common stock held by them.

CMGO currently holds 17.05% of the outstanding shares of AE common stock, and there is no current trading market for AE common stock.  AE plans to apply for trading of its common stock in conjunction with the effectiveness of the registration statement of which this prospectus is a part. AE expects that its common stock will begin trading following the distribution.

In reviewing this prospectus, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2013.

ii

SUMMARY

This summary highlights selected information contained in this prospectus and may not contain all of the information that is important to you.  This summary is not intended to be complete and reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this prospectus.

AudioEye, Inc.

AudioEye, Inc. (“AE”) focuses on working to improve the mobility, usability and accessibility of all internet-based content through the development, sale, licensing and use of its proprietary voice driven technologies. AE offers its solutions in four distinct product/operating groups:

●	Audio Internet™

●	AudioEye™ Mobile

●	AudioEye™ Advertising

●	AudioEye™ Technology Licensing

AE’s patented technology is designed to expand the functionality of the voice-controlled browser. AE believes that existing voice recognition and artificial intelligence engines only provide a partial solution, allowing users to get an “answer” to a specific question. AE’s technology is designed to enable a third aspect to a user’s internet experience  – delivering audio menus that allow users to choose among multiple responses and navigate the internet via keypad or voice just as they would with familiar mouse/icon or gestural interfaces. AE’s technology platform, when connected to voice recognition and artificial intelligence engines, provides an expanded internet experience complete with voice navigation and voice driven transactions.

The product development and deployment of AE’s flagship products – Audio Internet, AudioEye Advertising and AudioEye Mobile – are focused on the automated creation of alternative versions of popular websites that can be both accessed and navigated by sound. Audio Internet is a technology that utilizes the AE patented architecture to deliver an exact mirror image of a visual website or mobile website in an audio format that can be navigated, utilized, interacted with, and transacted from without the use of a monitor, mouse or gestural forms of user input. The conversion of social media sites and other dynamic e-commerce and e-learning sites have been another focal point of AE’s development effort. AE’s sales and marketing effort is organized within clear targeted verticals including but not limited to e-commerce, social media, news and entertainment publishers, corporate sites, product sites, mobile marketing campaigns, advertising, and promotional websites.

AE has developed scalable automated service delivery through its patented technology platform. Further, AE has developed a sales and distribution strategy within the U.S. corporate market and has focused its effort on developing a software application interface (API) of its patented cloud-based software as a service (SaaS) platform.  AE’s management believes that the opportunity in the private sector corporate market is considerable but that the domestic public sector government market – federal as well as state and local governments – is also a compelling market opportunity for AE.  In October 2010, Congress passed and the President signed into law the Twenty-First Century Communication and Video Accessibility Act of 2010, which mandates that all government websites (city, state and federal) be compliant and have accessibility to Americans with disabilities. As a result, AE’s management believes that providing accessibility services for these websites is a significant market opportunity for AE.

AE was formed as a Delaware corporation on May 20, 2005. On March 31, 2010, CMGO Holdings Group, Inc. (“CMGO”) acquired AE.  During its tenure as a wholly-owned subsidiary of CMGO, AE continued to expand its patent portfolio to protect its proprietary internet content publication and distribution technology. This technology enables the automated conversion of any internet or mobile media source into accessible formats that allow for real-time distribution and voice enabled navigation to end users on any internet-connected device.  AE’s business strategy includes technology licensing of AE intellectual property within specific market verticals including but not limited to corporate, ecommerce, e-learning, behavioral healthcare and government enterprise applications.  On June 22, 2011, following CMGO’s board of directors having concluded that separating a significant portion of AE from the remainder of CMGO was in the best interests of CMGO and its stockholders, CMGO entered into a Master Agreement with AudioEye Acquisition Corporation (“AEAC”) pursuant to which: (i) the stockholders of AEAC would acquire from CMGO 80% of the capital stock of AE (the “Separation”) and (ii) CMGO will distribute to its stockholders, in the form of a dividend, 5% of the capital stock of AE (the “Spin-off”). On August 17, 2012, AE, CMGO and AEAC completed the Separation.

AE is currently headquartered at the University of Arizona Science and Technology Park in Tucson, Arizona and maintains business development office in Chicago, Illinois. AE’s principal executive offices are located at 9070 Rita Road, Suite 1450, Tucson, Arizona 85747, and its telephone number is (866) 331-5324.

Risks Relating to AE’s Business

●	AE’s revenue and collections may be materially adversely affected by the economic downturn.

●	AE has a limited operating history and its future performance is uncertain.

●	AE needs additional funds to implement its business plan.

●
AE’s level of indebtedness and financial condition , including historical losses, may adversely affect its ability to continue as a going concern following the separation of AE from CMGO as described below.

These and other risks relating to the business of AE are discussed in greater detail under the caption “Risk Factors” beginning on page 5 of this prospectus.  You should read and consider all of these risks carefully.

Overview of the Separation

Effective as of August 15, 2012, pursuant to the Separation, CMGO transferred to AEAC shares of AE common stock representing 80% of AE’s outstanding capital stock.

CMGO’s board of directors had concluded that separating a significant portion of AE from the remainder of CMGO was in the best interests of CMGO and its stockholders.  In connection with the purchase of AE by CMGO in March 2010, the former stockholders of AE retained rights (the “Rights”) to receive cash from the exploitation of AE’s technology. These Rights consisted of 50% of any cash received from income earned, settlements or judgments directly resulting from AE’s patent strategy, net of any direct costs or tax implications incurred in payment of the patent strategy.  Additionally, the holders of the Rights were entitled to a share of AE’s net income for 2010, 2011, 2012 and 2013 based on a specified formula.  The holders of the Rights have contributed the Rights to AEAC in exchange for shares of AEAC.  CMGO also had issued Senior Secured Notes (the “Senior Notes”) in an aggregate principal amount of $1,075,000 which CMGO was unable to service.  The Senior Notes were secured by all of the assets of CMGO, including AE.  There was a significant risk that unless the Senior Notes were kept current and serviced, the holders of the Senior Notes would foreclose and take possession of AE or its assets.  Accordingly, the existence of the Rights and the obligations under the Senior Notes had made it difficult for CMGO to finance its business plan including exploiting AE’s technology.  Pursuant to the Master Agreement, as amended, between CMGO and AEAC, AEAC was required to arrange for the release of CMGO under the Senior Notes, which it accomplished through the payment to the holders of the Senior Notes of an aggregate of $700,000, the delivery of a secured promissory note in the principal amount of $425,000 and the issuance of 1,500,000 shares of the common stock of AEAC for the benefit of the holders of the Senior Notes.  In connection with the release of CMGO under the Senior Notes, effective August 15, 2012, CMGO completed the Separation.  It is contemplated that AEAC will distribute to its stockholders all of the shares of AE c ommon s tock which it owns (the “AEAC Distribution”).

The directors of AEAC and CMGO believed that the Separation would:

●
improve strategic planning, increase management focus and streamline decision-making by providing the flexibility to implement the unique strategic plans of AE and CMGO, and to respond more effectively to different financial needs of each company and the changing economic environment.

●	allow AE and CMGO to adopt the capital structure, investment policy and dividend policy best suited to each business’ financial profile and business needs.

●	eliminate the financial overhang to AE from the existence of the Rights.

Finally, CMGO had been unable or unwilling to fund AE’s operations and its negative cash flows.  Prior to the Separation, AE had been funded by AE’s President, Nathaniel T. Bradley, through a series of loans evidenced by promissory notes (the “Funding Notes”) , which were convertible into common stock of AE within 24 months at $0.25 per share.  On December 20, 2012, the Funding Notes, in the aggregate principal and interest amount of $1,296,715, were converted into AE common stock, and 5,186,860 shares were issued to Mr. Bradley’s designees.  As of the date of this prospectus, AE has completed the conversion, and the debt is deemed paid in full.

The CMGO board of directors had considered a number of potentially negative factors in evaluating the Separation, including risks relating to the creation of a new public company and possible increased costs and one-time separation costs, but concluded that the potential benefits of the Separation outweighed these factors.  For more information, see the section entitled “Risk Factors” included elsewhere in this prospectus.

Relationship Between CMGO and AE After the Separation

Pursuant to the Master Agreement, CMGO is required to distribute to its stockholders as a dividend on a pro rata basis 5% of the outstanding shares of AE’s capital stock as of the date of the Separation, and will retain 15% of the outstanding capital stock of AE as of the date of the Separation after giving effect to the Spin-off.  Pursuant to a Royalty Agreement, for a period of five years, AE will pay to CMGO 10% of cash received from income earned or settlements on judgments directly resulting from AE’s patent enforcement and licensing strategy, whether received by AE on any of its affiliates, net in either case of any direct costs or tax implications incurred in pursuit of such strategy as they relate to the patents described in the Master Agreement.  Additionally, AE has entered into a Services Agreement with CMGO whereby, without duplication to the amounts payable under the Royalty Agreement, for a period of 5 years, CMGO will receive a commission of 7.5% of all revenues received by AE after the Separation from all business, clients or other sources of revenue procured by CMGO or its employees, officers or subsidiaries and directed to AE and 10% of net revenues obtained from a specified customer.  Within 90 days of the date of the Separation, AE is required to deliver to CMGO 0.05% of AE’s capital stock outstanding as of the date of Separation as an initial services fee.

Manner of Effecting the Spin-off

In the Spin-off, CMGO stockholders as of the record date for the Spin-off will receive shares of AE common stock on a pro rata basis based on shares of CMGO common stock each such stockholder owns on such record date.

Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, 303-282-4800, will serve as the distribution agent for the Spin-off.  On the distribution date for the Spin-off, CMGO’s transfer agent will electronically issue shares of AE common stock to holders of CMGO common stock who hold such shares on the record date for the Spin-off, or to such stockholders’ bank, broker or other nominee on such stockholders’ behalf by way of direct registration in book-entry form.  As soon as practicable after the distribution date for the Spin-off, an account statement will be mailed to each holder of CMGO common stock who holds such shares on the record date, stating the number of shares of AE common stock received by such stockholder in the Spin-off.

 Management of AE

The Chief Executive Officer and President of AE is Nathaniel T. Bradley, currently also Chief Executive Officer and President of AEAC.  The remaining AE management team, including Sean Bradley, Chief Technology Officer, James Crawford, Chief Operating Officer, and Constantine S. Potamianos, Chief Legal Officer and General Counsel,  will continue to be the management team of AE.  See “Management of AE.”

 Interests of Certain Persons in the Separation

As of the date of this prospectus, directors and executive officers of AE who own shares of CMGO common stock as of the record date for the Spin-off will receive a distribution of shares of AE common stock on the same basis as other CMGO stockholders.  Certain directors and executive officers of AE are the majority stockholders of AEAC and will receive shares of AE pursuant to the AEAC Distribution .  After the Spin-off and the AEAC Distribution, the related party ownership of AE will consist of Nathaniel T. Bradley, Sean Bradley, James Crawford, Edward W. Withrow III, and Carr Bettis , collectively owning approximately 42.75% of AE’s common stock.  See “Security Ownership of Certain Beneficial Owners and Management.”

 Market for AE Common Stock

There is no current public market for AE common stock.  Upon completion of the Spin-off, it is expected that at some date AE common stock will trade on the OTCQB or the  OTC Bulletin Board, although no assurance can be given that such trading will take place or the date thereof.

As of January 11, 2013 , AE had 35,192,045 shares of common stock outstanding.  No shares of preferred stock of AE are outstanding.  Immediately following the Spin-off, it is expected that AE will have approximately 210 holders of record of shares of its common stock based on the number of holders of record of shares of CMGO common stock on September 21, 2012.

 U.S. Federal Income Tax Consequences of the Spin-off

CMGO believes that the Spin-off will give rise to taxable events.  The distribution of the AE shares will be treated as a taxable distribution in an amount equal to the sum of the fair market value of AE shares on the distribution date and any cash received in lieu of fractional shares.  This sum will be treated as a taxable dividend to the extent of any current year earnings and profits of CMGO, including gain resulting from both the distribution and the exchange of AE shares for shares of AEAC, with any excess treated as a non-taxable return of capital to the extent of a CMGO holder’s tax basis in CMGO common stock and any remaining excess treated as capital gain.  For more information, see “Material U.S. Federal Income Tax Consequences” included elsewhere in this prospectus.

 Distribution and Dividend Policy

AE does not anticipate paying dividends on its common stock in the foreseeable future.  AE anticipates that the agreements governing indebtedness it may incur may restrict AE’s ability to pay dividends or make distributions to its stockholders.  Any future determination to pay dividends will be at the discretion of the board of directors of AE and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants, applicable law and other factors as the board of directors of AE deems relevant.  See “Distribution and Dividend Policy.”

RISK FACTORS

The following represent certain risks related to AE.  The risks and uncertainties described below are not the only ones facing AE.  If any of the following risks actually are realized, AE’s business, financial position or results of operations could be materially adversely affected, the value of AE common stock could decline and you could lose all or part of your investment.

Risks Related to the Separation

The historical and pro forma financial information included in this prospectus does not purport to be indicative of the results AE would have achieved as a separate, publicly traded company and may not be a reliable indicator of future results.

●
Prior to March 31, 2010, the business of AE was operated as a privately held stand-alone company until its acquisition by CMGO on that date, at which time AE’s operations were consolidated into CMGO as part of one publicly traded corporate organization;

●
Significant changes may occur in the cost structure, financing and business operations as a result of AE operating as a stand-alone company pursuant to the Separation.  These changes may result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided and the legal, accounting, compliance and other costs associated with being a public company.

The pro forma financial information included in this prospectus includes adjustments based upon available information believed to be reasonable to reflect these factors.  However, the assumptions may change and actual results may differ.  In addition, the pro forma financial information does not include adjustments for estimated general and administrative expenses.

The Separation could give rise to liabilities, disputes, increased costs or other unfavorable effects that may not have otherwise arisen, which could have a material adverse effect on the business, financial position or results of operations of AE.

The agreements entered into in connection with the Separation, including the Services Agreement and the Royalty Agreement, have been negotiated in the context of AE’s separation from CMGO while AE was still a part of CMGO.  Accordingly, these agreements may not reflect terms that may have been obtained from unaffiliated third parties.  AE may have received better terms under similar agreements from third parties.

After the Separation, AE may be unable to make the changes necessary to operate effectively as a separate public entity.

As a consequence of the Separation, CMGO has no obligation to provide financial, operational or organizational assistance to AE.  Following the Spin-off, as a separate public entity, AE will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC, as well as generally applicable tax and accounting rules.  AE may be unable to successfully implement the changes necessary to operate as an independent public entity.

AE expects to incur increased costs relating to operating as an independent company that could adversely affect its cash flow and results of operations.

AE expects that the obligations of being a public company, including substantial public reporting and related auditor fees and obligations will require new expenditures, place new demands on AE management and may require the hiring of additional personnel.  AE may need to implement additional systems that require new expenditures in order to adequately function as a public company.  Such expenditures could adversely affect AE’s business, financial condition and plan of operations.

Risks Relating to AE’s Business and Industry

AE’s independent registered public accounting firms’s report contains an explanatory paragraph that expresses substantial doubt about AE’s ability to continue as a going concern.

Primarily as a result of AE’s losses, limited cash balances and debt obligations, AE’s independent registered public accounting firm has included in its report for the year ended December 31, 2011 an explanatory paragraph expressing substantial doubt about AE’s ability to continue as a going concern.  AE’s ability to continue as a going concern is contingent upon, among other factors, increasing revenues or obtaining alternate financing.  If AE is not able to increase revenues or obtain alternate financing, AE’s ability to continue in business would be adversely affected.

AE has a history of generating significant losses and may not be able to achieve and sustain profitability.

To date, AE has not been profitable, and AE may never achieve profitability on a full-year or consistent basis.  AE incurred net losses of $1,744,402 for the year ended December 31, 2011.  As of September 30, 2012, AE has an accumulated deficit of $3,772,584 and a working capital deficit of $1,255,252.  If AE continues to experience losses, AE may not be able to continue its operations, and investors may lose their entire investment.

AE is dependent on certain members of its management and technical team.

Investors in AE common stock must rely upon the ability, expertise, judgment and discretion of its management and the success of its technical team in exploiting its technology.  AE’s performance and success are dependent, in part, upon key members of AE’s management and technical team, including Nathaniel T. Bradley, Chief Executive Officer and President, Sean Bradley, Chief Technical Officer, and James Crawford, Chief Operating Officer. The departure of such key persons could be detrimental to AE’s future success.  A significant percentage of AE’s common stock of will be held by members of AE’s management.  There can be no assurance that AE’s management will remain in place.  The loss of any of AE’s management and technical team members could have a material adverse effect on AE’s results of operations and financial condition, as well as on the market price of AE’s common stock.  See “Management of AE.”

AE’s future development and operations require substantial capital, and AE may be unable to obtain needed capital or financing on satisfactory terms, which would prevent AE from fully developing its business and generating revenues.

AE’s business is capital intensive and AE anticipates that it will need to raise significant amounts of capital to meet AE’s funding requirements.  AE expects its capital outlays and operating expenditures to increase substantially over at least the next several years as AE implements its business plan.  AE expects that AE will need to raise substantial additional capital, through future private or public equity offerings, strategic alliances or debt financing.  AE’s future capital requirements will depend on many factors, including:  market conditions, sales force cost, cost of litigation in enforcing AE’s patents, and information technology (IT) development and acquisition costs.

AE does not currently have any commitments for future external funding and AE does not expect to generate any significant revenue from its business for some period of time.  Additional financing may not be available on favorable terms, or at all.  Even if AE succeeds in selling additional securities to raise funds, at such time, the ownership percentage of AE’s existing stockholders would be diluted, and new investors may demand rights, preferences or privileges senior to those of existing stockholders.  If AE raises additional capital through debt financing, the financing may involve covenants that restrict its business activities.  If AE is not able to obtain financing when needed, AE may be unable to carry out its business plan.  As a result, AE may have to significantly limit its operations and its business, financial condition and results of operations would be materially harmed.

Current economic and credit conditions could adversely affect AE’s plan of operations.

AE’s ability to secure additional financing and satisfy its financial obligations under indebtedness outstanding from time to time will depend upon its future operating performance, which is subject to the prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond its control.  The prolonged continuation or worsening of current credit market conditions would have a material adverse effect on its ability to secure financing on favorable terms, if at all.

AE’s revenue and collections may be materially adversely affected by the economic downturn.

A continuation or worsening of the recent economic downturn could result in reduced demand for AE’s services and products which could have a material adverse effect on AE’s business financial position or results of operations.

AE could be materially adversely affected by its level of indebtedness.

In addition, the Separation was contingent upon the Senior Notes in the principal amount of $1,075,000 plus accrued interest, being repaid.  In connection therewith, AEAC has paid to the former holders of the Senior Notes the aggregate amount of $700,000, delivered a new secured promissory note issued by AE in the principal amount of $425,000 for the benefit of the former holders of the Senior Notes (the “New Note”) and issued 1,500,000 shares of AEAC common stock for the benefit of the holders.  The New Note is guaranteed by AEAC, and is secured by all of the assets of AE and AEAC, including the 80% interest of AEAC in AE’s capital stock.  The initial funds were obtained by the issuance of convertible debentures of AEAC and it is expected that the funds required to repay the New Note will also be obtained from the issuance of debentures.  Upon the AEAC Distribution, these debentures will be exchanged for debentures of AE (the “AE Debentures”) and will be convertible into common stock of AE at a conversion price of $0.25 per share.   This conversion is a risk of AE since it has not occurred, and there is no assurance that it will occur.

The Pro Forma Debt Ratio for AE is as follows:

	Pre-Separation (at 08/17/12)		Post-Separation (at 09/30/12)	[3]

Assets	$117,209		$4,445,071

Liabilities	3,079,551	[1]	4,081,740	[1] [2]

Debt Ratio	2627%		92%

[1]
Includes debt owed to Nathaniel T. Bradley of $1,296,544, which was convertible into common stock of AE by August 31, 2013. On December 20, 2012, the entire related party debt was converted into AE common stock at a price of $.25 per share, and 5,186,860 shares of AE’s common stock were issued to Mr. Bradley’s designees.

[2]
Includes debentures of $ 1,012,700 issued by AEAC (convertible into common stock within 2 years of issuance) plus accrued interest of $42,952, and a note payable of $425,000 issued by AE to secure the release of the CMGO Senior Debt.  Upon the AEAC Distribution, the debentures will be exchanged for AE Debentures

[3]	Date of Separation is August 17, 2012. Pro Forma financial information provided as of September 30, 2012, after the Separation took place.

An increase in market interest rates could increase AE’s interest costs on existing and future debt and could adversely affect its stock price.

If interest rates increase, so could AE’s interest costs for any new debt.  This increased cost could make the financing of any acquisition more costly.  AE may incur variable interest rate indebtedness in the future.  Rising interest rates could limit AE’s ability to refinance existing debt when it matures, or cause AE to pay higher interest rates upon refinancing and increased interest expense on refinanced indebtedness.

AE intends to seek acquisitions and other strategic opportunities, which may result in the use of a significant amount of management resources or significant costs, and AE may not be able to fully realize the potential benefit of such transactions.

AE intends to seek acquisitions and other strategic opportunities.  Accordingly, it may often be engaged in evaluating potential transactions and other strategic alternatives.  In addition, from time to time, it may engage in discussions that may result in one or more transactions.  Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, AE may devote a significant amount of its management resources to such a transaction, which could negatively impact its operations.  In addition, AE may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed and in combining its operations if such a transaction is completed.  In the event that AE consummates an acquisition or strategic alternative in the future, there is no assurance that it would fully realize the potential benefit of such a transaction.

AE does not expect to pay any dividends for the foreseeable future, which will affect the extent to which AE’s investors realize any future gains on their investment.

It is anticipated that AE will be prohibited by the terms of its debt agreements from paying dividends to holders of its common stock, and AE does not anticipate that it will pay any dividends to holders of its common stock in the foreseeable future.  Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

AE may commence alegal proceedings against third parties who AE believes are infringing on its intellectual property rights, and if AE is forced to litigate to defend its intellectual property rights, or to defend claims by third parties against AE relating to intellectual property rights, legal fees and court injunctions could adversely affect AE’s financial condition or end its business.

At present, AE does not have any active or pending litigation.  AE is aware of certain companies that it believes are currently violating its patents.  AE expects the number of companies violating its patents to grow in number as the market develops new uses of voice controlled internet usage and consumers begin to increase their adoption of the technology and integrate it into their daily lives.  AE foresees the potential need to enter into active litigation to defend the enforcement of its patents.  AE expects such litigation and the appeals process to be time-consuming and costly, which may adversely affect AE’s financial condition and ability to operate its business.  AE cannot assure you that any of the potential lawsuits will result in a final outcome that is favorable to AE or its stockholders.

AE expects to allocate a significant amount of its existing cash on hand towards the fees and expenses associated with these litigation matters.  AE anticipates that these legal proceedings could continue for several years and may require significant expenditures for legal fees and other expenses.  In the event AE is not successful through appeal and does not subsequently obtain monetary and injunctive relief, these litigation matters may significantly reduce AE’s financial resources and have a material impact on its ability to continue its operations.  The time and effort required of AE’s management to effectively pursue these litigation matters may adversely affect AE’s ability to operate its business, since time spent on matters related to the lawsuits will take away from the time spent on managing and operating its business.

AE may or may not be able to capitalize on potential market opportunities related to AE’s licensing strategy or AE’s patent portfolio.

In order to capitalize on AE’s patent portfolio, AE’s business strategy calls for AE to enter into licensing relationships with the leading companies in AE’s target markets in order to reach a larger end-user base than AE could reach through sales and marketing efforts.  Although AE may enter into certain settlement and license agreements, there can be no assurance that AE will be able to continue to capitalize on its patent portfolio or any potential market opportunity in the foreseeable future.  AE’s inability to generate licensing revenues associated with the potential market opportunity could result from a number of factors, including, but not limited to:

●	AE may not be successful in entering into licensing relationships with its targeted customers on commercially acceptable terms; and

●	challenges to the validity of certain of AE’s patents underlying AE’s licensing opportunities.

AE has and will experience competition as more companies seek to provide products and services similar to AE’s products and services, and because larger and better-financed competitors may affect its ability to operate its business and achieve profitability, its business may fail.

AE expects competition for its products and services to be intense.  AE expects to compete directly against other companies offering similar products and services that will compete directly with its proposed products and services.  AE also expects that it will compete against established vendors in its markets.  These companies may incorporate other competitive technologies into their product offerings, whether developed internally or by third parties.  For the foreseeable future, substantially all of AE’s competitors are likely to be larger, better-financed companies that may develop products superior to AE’s current and proposed products, which could create significant competitive advantages for those companies.  AE’s future success depends on its ability to compete effectively with its competitors.  As a result, AE may have difficulty competing with larger, established competitors.  Generally, these competitors have:

●	substantially greater financial, technical and marketing resources;

●	a larger customer base;

●	better name recognition; and

●	more expansive product offerings.

These competitors are likely to command a larger market share than AE, which may enable them to establish a stronger competitive position, in part, through greater marketing opportunities.  Further, AE’s competitors may be able to respond more quickly to new or emerging technologies and changes in user preferences and to devote greater resources to developing new products and offering new services.  These competitors may develop products or services that are comparable or superior to those of AE.  If AE fails to address competitive developments quickly and effectively, AE may not be able to remain a viable business.

If AE is not able to adequately protect its patented rights, its operations would be negatively impacted.

AE’s ability to compete largely depends on the superiority, uniqueness and value of its technology and intellectual property.  To protect its intellectual property rights, AE will rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions.  AE can give no assurances that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against it or that any such assertions or prosecutions will not materially adversely affect its business.

Regardless of whether these or any future claims are valid or can be successfully asserted, defending against such claims could cause AE to incur significant costs, could jeopardize or substantially delay a successful outcome in any future litigation, and could divert resources away from its other activities.  In addition, assertion of infringement claims could result in injunctions that prevent AE from distributing its products.  In addition to challenges against AE’s existing patents, any of the following could also reduce the value of AE’s intellectual property now, or in the future:

●	AE’s applications for patents, trademarks and copyrights relating to its business may not be granted and, if granted, may be challenged or invalidated;

●	issued trademarks, copyrights, or patents may not provide AE with any competitive advantages;

●	AE’s efforts to protect AE’s intellectual property rights may not be effective in preventing misappropriation of AE’s technology; or

●	AE’s efforts may not prevent the development and design by others of products or technologies similar to, competitive with, or superior to those AE develops.

Also, AE may not be able to effectively protect its intellectual property rights in certain foreign countries where AE may do business in the future or from which competitors may operate.  Obtaining patents will not necessarily protect AE technology or prevent AE’s international competitors from developing similar products or technologies.  AE’s inability to adequately protect its patented rights would have a negative impact on its operations and revenues.

In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in internet-related businesses are uncertain and still evolving.  Because of the growth of the internet and internet  related businesses, patent applications are continuously and simultaneously being filed in connection with internet-related technology.  There are a significant number of U.S. and foreign patents and patent applications in AE’s areas of interest, and AE believes that there has been, and is likely to continue to be, significant litigation in the industry regarding patent and other intellectual property rights

The burdens of being a public company may adversely affect AE’s ability to pursue litigation.

Following the Spin-off, as a public company, AE’s management must devote substantial time, attention and financial resources to comply with U.S. securities laws.  This may have a material adverse effect on management’s ability to effectively and efficiently pursue litigation as well as AE’s other business initiatives.  In addition, AE’s disclosure obligations under U.S. securities laws require AE to disclose information publicly that will be available to future litigation opponents.  AE may, from time to time, be required to disclose information that will have a material adverse effect on its litigation strategies.  This information may enable AE’s litigation opponents to develop effective litigation strategies that are contrary to AE’s interests.

The current regulatory environment for AE’s services remains unclear.

AE can give no assurance that its planned product offerings will be in compliance with local, state and/or U.S. federal laws or other laws.  Further, AE can give no assurance that AE will not unintentionally violate such laws or that such laws will not be modified, or that new laws will be enacted in the future which would cause AE to be in violation of such law.   More aggressive domestic or international regulation of the internet  may materially and adversely affect AE’s business, financial condition, operating results and future prospects.

AE’s business greatly depends on the growth of mobile services, streaming, file transfer and remote desktop and other next-generation internet-based applications.

The internet may ultimately prove not to be a viable commercial marketplace for such applications for a number of reasons, including:

●	unwillingness of consumers to shift to and use other such next-generation internet-based audio applications;

●	refusal to purchase AE’s products;

●	perception by the licensees of product quality and performance;

●	limitations on access and ease of use;

●	congestion leading to delayed or extended response times;

●	inadequate development of internet infrastructure to keep pace with increased levels of use; and

●	increased government regulations.

If the market for AE’s mobile services, audio control of the internet browser, file transfer and remote desktop does not grow as anticipated, AE’s business would be adversely affected.

While other next-generation internet-based applications have grown rapidly in personal and professional use, there can be no assurance the adoption of AE’s product and services will grow at a comparable rate.

AE expects that it will experience long and unpredictable sales cycles, which may impact its operating results.

AE expect that its sales cycles will be long and unpredictable due to a number of uncertainties such as:

●	the need to educate potential customers about AE’s patent rights and AE’s product and service capabilities;

●	customers’ willingness to invest potentially substantial resources and infrastructures to take advantage of AE’s products;

●	customers’ budgetary constraints;

●	the timing of customers’ budget cycles; and

●	delays caused by customers’ internal review processes.

AE expects that it will be substantially dependent on a concentrated number of customers.

If AE is unable to establish, maintain or replace its relationships with customers and develop a diversified customer base, AE’s revenues may fluctuate and AE’s growth may be limited. Currently, 75% of AE’s revenue is generated by six major customers.

If AE does not successfully develop its planned products and services in a cost-effective manner to customer demand in the rapidly evolving market for next-generation internet-based applications and services, AE’s business may fail.

The market for next-generation internet-based applications and services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, and frequent new service and product introductions.  AE’s future success will depend, in part, on its ability to use new technologies effectively, to continue to develop its technical expertise and proprietary technology, to enhance its existing products and services, and to develop new products and services that meet changing customer needs on a timely and cost-effective basis.  AE may not be able to adapt quickly enough to changing technology, customer requirements and industry standards.  If AE fails to use new technologies effectively, to develop AE’s technical expertise and new products and services, or to enhance existing products and services on a timely basis, either internally or through arrangements with third parties, AE’s product and service offerings may fail to meet customer needs, which would adversely affect AE’s revenues and prospects for growth.

In addition, if AE is unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, AE could lose customers, strategic alliances and market share.  Sudden changes in user and customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render AE’s existing products, services and systems obsolete.  The emerging nature of products and services in the technology and communications industry and their rapid evolution will require that AE continually improves the performance, features and reliability of AE’s products and services.  AE’s success will depend, in part, on AE’s ability to:

●	design, develop, launch and/or license AE’s planned products, services and technologies that address the increasingly sophisticated and varied needs of AE’s prospective customers; and

●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of AE’s planned products and services and other patented technology involves significant technological and business risks and requires substantial expenditures and lead-time.  AE may be unable to use new technologies effectively.  Updating AE’s technology internally and licensing new technology from third parties may also require AE to incur significant additional expenditures.

If AE’s products do not gain market acceptance, AE may not be able to fund future operations.

A number of factors may affect the market acceptance of AE’s products or services or any other products or services AE develops or acquires, including, among others:

●	the price of AE’s products or services relative to other competitive products;

●	the perception by users of the effectiveness of AE’s products and services;

●	AE’s ability to fund AE’s sales and marketing efforts; and

●	the effectiveness of AE’s sales and marketing efforts.

If AE’s products and services do not gain market acceptance, AE may not be able to fund future operations, including the development of new products and services and/or AE’s sales and marketing efforts for AE’s current products and services, which inability would have a material adverse effect on AE’s business, financial condition and operating results.

AE’s products are highly technical and may contain undetected errors, which could cause harm to AE’s reputation and adversely affect AE’s business.

AE’s products are highly technical and complex and, when deployed, may contain errors or defects.  Despite testing, some errors in AE’s products may only be discovered after a product has been installed and used by customers.  Any errors or defects discovered in AE’s products after commercial release could result in failure to achieve market acceptance, loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect AE’s business, operating results and financial condition.  In addition, AE could face claims for product liability, tort or breach of warranty.  The performance of AE’s products could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as on third-party applications and services that utilize AE’s products and services, which could result in legal claims against AE, harming AE’s business.  Furthermore, AE expects to provide implementation, consulting and other technical services in connection with the implementation and ongoing maintenance of AE’s products, which typically involves working with sophisticated software, computing and communications systems.  AE expects that its contracts with customers will contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld.  Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of AE and its products and services.  In addition, if AE’s business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, AE’s business, operating results and financial condition could be adversely impacted.

Malfunctions of third-party communications infrastructure, hardware and software expose AE to a variety of risks AE cannot control.

AE’s business will depend upon the capacity, reliability and security of the infrastructure owned by third parties over which AE’s offerings would be deployed.  AE has no control over the operation, quality or maintenance of a significant portion of that infrastructure or whether or not those third parties will upgrade or improve their equipment.  AE depends on these companies to maintain the operational integrity of AE’s connections.  If one or more of these companies is unable or unwilling to supply or expand its levels of service in the future, AE’s operations could be adversely impacted.  Also, to the extent the number of users of networks utilizing AE’s future products and services suddenly increases, the technology platform and secure hosting services which will be required to accommodate a higher volume of traffic may result in slower response times or service interruptions.  System interruptions or increases in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce the appeal of the networks to users.  In addition, users depend on real-time communications; outages caused by increased traffic could result in delays and system failures.  These types of occurrences could cause users to perceive that AE’s products and services do not function properly and could therefore adversely affect AE’s ability to attract and retain licensees, strategic partners and customers.

System failure or interruption or AE’s failure to meet increasing demands on AE’s systems could harm AE’s business.

The success of AE’s product and service offerings will depend on the uninterrupted operation of various systems, secure data centers, and other computer and communication networks that AE uses or establishes.  To the extent the number of users of networks utilizing AE’s future products and services suddenly increases, the technology platform and hosting services which will be required to accommodate a higher volume of traffic may result in slower response times, service interruptions or delays or system failures.  The deployment of AE’s products, services, systems and operations will also be vulnerable to damage or interruption from:

●	power loss, transmission cable cuts and other telecommunications failures;

●	damage or interruption caused by fire, earthquake, and other natural disasters;

●	computer viruses or software defects; and

●	physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond AE’s control.

System interruptions or failures and increases or delays in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce the appeal of AE’s products and services to users.  These types of occurrences could cause users to perceive that AE’s products and services do not function properly and could therefore adversely affect AE’s ability to attract and retain licensees, strategic partners and customers.

AE’s ability to sell its solutions will be dependent on the quality of AE’s technical support and AE’s failure to deliver high-quality technical support services could have a material adverse effect on AE’s sales and results of operations.

If AE does not effectively assist its customers in deploying its products and services, succeed in helping its customers quickly resolve post-deployment issues and provide effective ongoing support, or if potential customers perceive that AE may not be able to achieve the foregoing, AE’s ability to sell its products and services would be adversely affected, and its reputation with potential customers could be harmed.  In addition, if AE expands its operations internationally, its technical support team will face additional challenges, including those associated with delivering support, training and documentation in languages other than the English language.  As a result, AE’s failure to deliver and maintain high-quality technical support services to its customers could result in customers choosing to use AE’s competitors’ products or services in the future.

AE will need to recruit and retain additional qualified personnel to successfully grow its business.

AE’s future success will depend in part on its ability to attract and retain qualified operations, marketing and sales personnel as well as technical personnel.  Inability to attract and retain such personnel could adversely affect AE’s business.  Competition for technical, sales, marketing and executive personnel is intense, particularly in the technology and internet sectors.  AE can provide no assurance that it will attract or retain such personnel.

Growth of internal operations and business may strain AE’s financial resources.

AE may need to significantly expand the scope of its operating and financial systems in order to build its business.  AE’s growth rate may place a significant strain on its financial resources for a number of reasons, including, but not limited to, the following:

●	the need for continued development of its financial and information management systems;

●	the need to manage relationships with future licensees, resellers, distributors and strategic partners;

●	the need to hire and retain skilled management, technical and other personnel necessary to support and manage AE’s business; and

●	the need to train and manage its employee base.

The addition of products and services and the attention they demand, may also strain AE’s management resources.

Risks Related to the Market for AE’s Common Stock

The market price and trading volume of AE securities may be limited or volatile and may face negative pressure.

There is currently no trading market for shares of AE common stock.  Investors may decide to dispose of some or all of the AE’s common stock that they receive in the Spin-off.  It is expected that AE’s common stock issued in the Spin-off will be trading publicly for the first time at some date following the effective date of the Spin-off although no assurance can be given as to such date or that such trading will occur at all.  Until, and possibly even after, orderly trading markets develop for these securities, there may be significant fluctuations in price.  It is not possible to accurately predict how investors in AE’s securities will behave after a trading market develops.  The market price for AE’s common stock following the Spin-off may be more volatile than the market price of CMGO’s common stock before the Separation.  The market price of AE’s common stock could fluctuate significantly for many reasons, including the risks identified in this prospectus or reasons unrelated to AE’s performance.  These factors may result in short- or long-term negative pressure on the value of the AE’s common stock.

AE’s stock price may be volatile, and purchasers of AE’s common stock could incur substantial losses.

If and when a trading market for AE’s common stock occurs, AE’s stock price may be volatile.  The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  As a result of this volatility, investors may not be able to sell their common stock.  The market price for AE common stock may be influenced by many factors, including, but not limited to:

●	regulatory developments in the United States and any foreign countries where AE may operate;

●	the recruitment or departure of key personnel;

●	quarterly or annual variations in AE’s financial results or those of companies that are perceived to be similar to AE;

●	market conditions in the industries in which AE competes and issuance of new or changed securities;

●	analysts’ reports or recommendations;

●	the failure of securities analysts to cover AE’s common stock or changes in financial estimates by analysts;

●	the inability to meet the financial estimates of analysts who follow AE’s common stock;

●	the issuance of any additional securities by AE;

●	investor perception of AE and of the industry in which AE competes; and

●	general economic, political and market conditions.

A substantial number of shares of AE common stock may be sold into the market at any time.  This could cause the market price of AE’s common stock to drop significantly, even if AE’s business is doing well.

All of the shares being registered pursuant to AE’s registration statement will be freely tradable without restrictions or further registration under the federal securities laws, except for shares owned by AE’s “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).  The remaining shares of common stock outstanding after the effective date of this registration statement, including the shares issued in the Separation, are restricted securities as defined in Rule 144 under the Securities Act.  Restricted securities may be sold in the U.S. public market only if registered under the Securities Act or if they qualify for an exemption from registration, including by reason of Rule 144 under the Securities Act.  All of AE’s restricted shares will be eligible for sale in the public market beginning after the effective date, provided that such restricted shares have been held for at least six months, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144.  Sales of a substantial number of shares of AE’s common stock, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of AE’s common stock.

Risks Relating to AE’s Charter Documents and Capital Structure

The concentration of AE capital stock ownership among its largest stockholders and their affiliates, will limit AE’s other stockholders’ ability to influence corporate matters.

It is contemplated that , pursuant to the AEAC Distribution, AEAC will distribute to its stockholders the shares of AE common stock it received in the Separation.  Upon such distribution, the current stockholders of AEAC will own a majority of AE’s outstanding common stock, before giving effect to any shares issued or issuable in connection with any financing of AE.  Consequently, these stockholders will have significant influence over all matters that require approval by AE’s stockholders, including the election of directors and approval of significant corporate transactions.  This concentration of ownership will limit a stockholder’s ability to influence corporate matters, and as a result, actions may be taken that a stockholder may not view as beneficial.

The following table sets forth certain pro forma information regarding the ownership of AE common stock as if the AEAC Distribution took place on the date of the filing of this prospectus, for each of AE’s related party directors and executive officers:

		Post-Separation
Class	Name	Shares	Pct (1)
Common	Bradley Brothers, LLC (2)	11,296,067	32.09%
Common	James Crawford	340,689	0.96%
Common	Edward W. Withrow III (3)	1,129,607	3.20%
Common	Carr Bettis(4)	2,228,131	6.50%
Common	Constantine S. Potamianos	-	-
	TOTAL	15,054,494	42.75%

(1)	Percentages are b ased on 35,192,045 shares outstanding , which include the 5,186,860 shares issued on December 20, 2012 related to the conversion of Nathaniel T. Bradley’s debt.
(2)
Nathaniel T. Bradley and Sean Bradley are each 50% owners of Bradley Brothers, LLC, the record owner of 11,296,067 shares, and share investment power with respect to such shares. The Bradley Brothers, LLC shares do not include the 5,186,860 shares issued on December 20, 2012 related to the conversion of AE’s debt owed to Nathaniel T. Bradley. The conversion shares were issued to Mr. Bradley’s designees.  Mr. Bradley has no investment or voting power over said shares and is not deemed to be the beneficial owner thereof.

(3)	Mr. Withrow is the Managing Member of Huntington Chase Financial Group, LLC, the record owner of 1,129,607 shares.
(4)
Mr. Bettis is Managing Member of CSB IV Us Holdings, LLC, the record owner of 1,723,328 shares. Mr. Bettis is also co-trustee of the J. Carr & Stephanie V. Bettis Revocable Trust, the record owner of 564,803 shares.  The total shares beneficially held by Mr. Bettis are 2,288,131 shares.

Provisions of AE’s certificate of incorporation and by-laws could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions in AE’s certificate of incorporation and by-laws, as well as statutes, may have the effect of delaying, deferring or preventing a change in control.  These provisions, including those providing for the possible issuance of shares of AE preferred stock, which may be divided into series and with the preferences, limitations and relative rights to be determined by AE’s board of directors, and the right of the board of directors to amend the by-laws, may make it more difficult for other persons, without the approval of AE’s board of directors, to make a tender offer or otherwise acquire a substantial number of shares of AE common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest.  These provisions could limit the price that some investors might be willing to pay in the future for shares of AE’s common stock.

Delaware law may delay or prevent takeover attempts by third parties and therefore inhibit AE’s stockholders from realizing a premium on their stock.

AE is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (“DGCL”).  This section prevents any stockholder who owns 15% or more of AE’s outstanding common stock from engaging in certain business combinations with AE for a period of three years following the time that the stockholder acquired such stock ownership unless certain approvals were or are obtained from AE’s board of directors or the holders of 66 2/3% of AE’s outstanding common stock (excluding the shares of AE common stock owned by the 15% or more stockholder).  AE’s board of directors can use these and other provisions to discourage, delay or prevent a change in the control of AE or a change in AE’s management.  Any delay or prevention of a change of control transaction or a change in AE’s board of directors or management could deter potential acquirers or prevent the completion of a transaction in which AE’s stockholders could receive a substantial premium over the then current market price for their shares.  These provisions could also limit the price that investors might be willing to pay for shares of AE common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and information.  Any statements that do not relate to historical or current facts or matters are forward-looking statements.

Examples of forward-looking statements include all statements regarding the expected future financial position, results of operations, cash flows, liquidity, financing plans, business strategy, budgets, the expected amounts and timing of dividends and distributions, the expected or intended tax treatment for the Separation and transactions related thereto, the outcome and costs of litigation, projected expenses and capital expenditures, competitive position, growth opportunities and potential acquisitions, plans and objectives of management for future operations and compliance with and changes in governmental regulations.  You can identify some of the forward-looking statements by the use of forward-looking words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may” and other similar expressions, although not all forward-looking statements contain these identifying words.

You are cautioned that any forward-looking statements made in this prospectus are not guarantees of future performance and that you should not place undue reliance on any of such forward-looking statements.  The forward-looking statements are based on the information currently available and are applicable only as of the date on the cover of this prospectus.  Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements.  You should carefully consider the risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including those set forth under the heading “Risk Factors.” AE does not intend, nor does it undertake any obligation, to update the forward-looking statements to reflect future events or circumstances.

RELATIONSHIP BETWEEN CMGO AND AE AFTER THE SEPARATION

 The Royalty Agreement

AE will pay CMGO 10% of cash or other forms of compensation received from income earned or settlements on claims, suits or judgments directly resulting from AE’s patent enforcement and licensing strategy whether received by AE or any of its affiliates, net of any direct costs or tax implications incurred in pursuit of such strategy as they relate to the patents described in the Master Agreement, for a period of five years from the date of the Separation.

 The Services Agreement

Without duplication of amounts payable under the Royalty Agreement, CMGO will receive a commission of 7.5% of all revenues received by AE after the closing from all business, clients or other sources of revenue procured by CMGO or its employees, officers or subsidiaries and directed to AE and 10% of net revenues obtained from a specified customer, for a period of five years.  Within 90 days of the date of the Separation, AE will deliver to CMGO 0.05% of AE’s outstanding capital stock as of the date of Separation as an initial services fee.

DESCRIPTION OF MATERIAL INDEBTEDNESS

As a condition to the Separation, AEAC was required to arrange to pay the obligations under the Senior Notes.  The funds have been obtained from the issuance of convertible debentures of AEAC.  Each debenture accrues interest at 8% per annum, and is convertible into common stock at $0.25 per share. Upon the AEAC Distribution, the debentures will be exchanged for the AE Debentures.   As of September 30, 2012 , the aggregate principal amount of the debentures was approximately $1 ,012,700, with accrued interest of $42,952 .

Additionally, AE had issued Funding Notes to Nathaniel T. Bradley, AE’s Chief Executive Officer, to evidence amounts loaned by him to AE to fund its operations.  The terms of the Funding Notes were as follows:  principal and interest at a rate of 7% per annum convertible to common stock of AE within 24 months at $0.25 per share. On December 20 , 2012, AE issued 5,186,860 shares of its common stock to Mr. Bradley ’s designees upon conversion of the Funding Notes , including principal of $1,137,724 and accrued interest of $158,991.   As of the date of this prospectus, AE has completed the conversion, and the debt has been extinguished.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes certain United States federal income tax consequences of the Spin-off.  The discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to the CMGO stockholders.  The discussion applies only to United States persons, not to foreign stockholders (as defined below), except as specifically set forth.  The consequences to any particular stockholder may differ depending upon that stockholder’s own circumstances and tax position.  The discussion deals only with shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address matters that may be relevant to stockholders in light of their particular circumstances.  It also does not address matters that may be relevant to certain stockholders subject to special treatment under the Code, such as financial institutions, insurance companies, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, dealers in securities or currencies, traders who elect to apply a mark-to-market method of accounting, tax-exempt organizations, U.S. expatriates, directors, employees, former employees or other persons who acquired their shares as compensation, including upon the exercise of employee stock options, and persons who are holding shares as part of a straddle, conversion, constructive sale, hedge or hedging or other integrated transaction. The discussion does not consider the effect of any applicable estate tax, gift tax, state, local or foreign tax laws.  In addition, this discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect.  Each stockholder is urged to consult his or her tax advisor as to the particular tax consequences to such stockholder of the distribution, including the applications of state, local and foreign tax laws and possible tax law changes.

TO COMPLY WITH IRS CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE MATTERS ADDRESSED BY THE WRITTEN ADVICE HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

 Consequences to CMGO.

The distribution of AE shares to CMGO stockholders will give rise to gain to the extent that the fair market value of such AE shares exceeds their tax basis to CMGO. (Additional gain to CMGO may also arise under the consolidated return regulations to the extent of the excess loss account, if any, with respect to AE as a subsidiary of CMGO.) This gain will be included in determining whether CMGO has current year “earnings and profits.”  If the gain results in CMGO having current year earnings and profits (and accumulated earnings and profits), it will affect the tax treatment of the distribution to CMGO stockholders as described below.

 Consequences to CMGO Stockholders.

A CMGO stockholder will be treated as having received a distribution in an amount equal to the sum of the fair market value on the distribution date of AE shares distributed to such stockholder and any cash received in lieu of fractional shares.  This distribution will be taxable as a dividend to the extent of CMGO’s current year earnings and profits (and accumulated earnings and profits, if any) allocable to such stockholder’s CMGO shares.  For certain U.S. non-corporate taxpayers, dividend income is currently taxed for federal income tax purposes at the same rate as net long-term capital gain.  The excess of the fair market value of AE shares and any cash received over the allocable portion of CMGO’s current year and accumulated earnings and profits, if any, will be treated first as a non-taxable return of capital causing a reduction (but not below zero) in the adjusted tax basis in the stockholder’s CMGO shares, with any remaining excess taxable as capital gain.  CMGO is presently unable to make a determination as to whether the gain to CMGO from the exchange and distribution will result in CMGO having current year earnings and profits such that all or a portion of the amounts treated as a distribution will be taxed as a dividend.  The stockholder’s basis in AE shares received in the distribution will generally equal the fair market value of such shares as of the distribution date.  The stockholder’s holding period with respect to CMGO shares received will begin on the distribution date.

The actual tax impact of the distribution will be affected by a number of factors that are unknown at this time, including CMGO’s final taxable income or loss for 2012, the gain CMGO recognizes upon the exchange and distribution and the fair market value on the distribution date of the AE shares distributed to you.  Thus, a definitive calculation of the U.S. federal income tax impact on you from the distribution will not be possible until after the close of CMGO’s 2012 taxable year.  CMGO will notify you after year-end 2012 of the tax attributes and amount of the distribution to you on IRS Form 1099-DIV.

 Special Rules Applicable to Corporate Stockholders.

To the extent that the distribution to a corporate stockholder is treated as a dividend under the rules described above, such stockholder may be eligible for the dividends received deduction.  The dividends received deduction is subject to certain limitations.  Corporate stockholders should consult their own tax advisors as to the tax consequences of dividend treatment in their particular circumstances.

 Federal Income Tax Withholding.

To prevent backup federal income tax withholding equal to 28% of the distribution, each non-corporate stockholder who is not a foreign stockholder (as defined below) and who does not otherwise establish an exemption from backup withholding must notify the distribution agent of the stockholder’s correct taxpayer identification number (employer identification number or social security number), or certify that the taxpayer is awaiting a taxpayer identification number, and provide certain other information by completing, under penalties of perjury, Internal Revenue Service (“IRS”) Form W-9.  Failure to timely provide the correct taxpayer identification number on Form W-9 may subject such stockholder to a $50 penalty imposed by the IRS.  A stockholder that is a foreign stockholder should generally complete and sign an appropriate IRS Form W-8BEN in order to avoid backup withholding.  For this purpose, a “foreign stockholder” is any stockholder that is not:

●	an individual citizen or resident of the United States,

●
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes), partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof,

●	an estate, the income of which is subject to United States federal income taxation regardless of the source of the income, or

●
a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions or which has elected to be treated as a United States person.

Consequences for Foreign Stockholders.

The treatment, for U.S. federal income tax purposes, of the distribution as a dividend, a tax-free return of capital or as capital gain for foreign stockholders will be determined in the manner described above under the caption “Consequences to the CMGO Stockholders.”  To the extent that amounts received by a foreign stockholder are treated as dividends, such dividends will generally be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty or other exemption, provided CMGO has received proper certification of the application of such income tax treaty.  A foreign stockholder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.  Amounts treated as dividends that are effectively connected with a foreign stockholder’s conduct of a trade or business in the United States and, if provided in an applicable income tax treaty, are attributable to a permanent establishment in the United States, are not subject to U.S. federal withholding tax, but generally are instead taxed in the manner applicable to U.S. persons, as described above.  In that case, CMGO will not have to withhold U.S. federal withholding tax if the foreign stockholder complies with the applicable certification and disclosure requirements.  In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the distribution agent before any payment is made to the stockholder a properly completed and executed IRS Form W-8BEN with respect to the foreign stockholder and, in the case of a foreign stockholder that is neither an individual nor a corporation, the foreign stockholder may be required to deliver both a Form W-8IMY and an appropriate Form W-8BEN or Form W-9 with respect to the partners, members, beneficiaries or owners (and their beneficial owners) of the foreign stockholder.  In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States or otherwise exempt, a foreign stockholder must deliver to the distribution agent before any payment is made to the stockholder a properly completed and executed IRS Form W-8ECI or IRS Form W-8EXP, as applicable.  CMGO and the distribution agent will determine a stockholder’s status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN, IRS Form W-8ECI or IRS Form W-8EXP) unless the facts and circumstances indicate that reliance is not warranted.

Because the distribution agent cannot determine whether distributions to a particular foreign stockholder will qualify for sale or exchange treatment, the distribution agent will withhold 30% of any gross payments made to a foreign stockholder (as if such payments were a dividend) unless a reduced rate of withholding or an exemption from withholding is applicable.  Foreign stockholders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty or other exemption and the manner of claiming the benefits of such treaty or other exemption.

Information Reporting

A copy of this prospectus will be provided to CMGO stockholders and to the IRS (except with respect to stockholders that are exempt from the information reporting rules, such as corporations).

DISTRIBUTION AND DIVIDEND POLICY

AE does not anticipate paying dividends on its common stock in the foreseeable future.  AE anticipates that any credit agreement it may expect to enter will restrict AE’s ability to pay dividends or make distributions to its stockholders.  Any future determination to pay dividends will be at the discretion of the board of directors of AE and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants, applicable law and other factors as the board of directors of AE deems relevant.

BUSINESS OF AE

Corporate Overview and History

Founded in 2005, AE is a developer of patented voice infrastructure technology.  AE focuses on working to improve the mobility, usability and accessibility of all internet-based content through the development, sale, licensing and use of its proprietary voice driven technologies. AE offers its solutions in four distinct product/operating groups:

●	Audio Internet™

●	AudioEye™ Mobile

●	AudioEye™ Advertising

●	AudioEye™ Technology Licensing

AE’s patented technology is designed to expand the functionality of the voice-controlled browser. AE believes that existing voice recognition and artificial intelligence engines only provide a partial solution, allowing users to get an “answer” to a specific question. AE’s technology is designed to enable a third aspect to a user’s internet experience  – delivering audio menus that allow users to choose among multiple responses and navigate the internet via keypad or voice just as they would with familiar mouse/icon or gestural interfaces. AE’s technology platform, when connected to voice recognition and artificial intelligence engines, provides an expanded internet experience complete with voice navigation and voice driven transactions.

The product development and deployment of AE’s flagship products – Audio Internet, AudioEye Advertising and AudioEye Mobile – are focused on the automated creation of alternative versions of popular websites that can be both accessed and navigated by sound. Audio Internet is a technology that utilizes the AE patented architecture to deliver an exact mirror image of a visual website or mobile website in an audio format that can be navigated, utilized, interacted with, and transacted from without the use of a monitor, mouse or gestural forms of user input. The conversion of social media sites and other dynamic e-commerce and e-learning sites have been another focal point of AE’s development effort. AE’s sales and marketing effort is organized within clear targeted verticals including but not limited to e-commerce, social media, news and entertainment publishers, corporate sites, products sites, mobile marketing campaigns, advertising, and promotional websites.

In 2006, AE received technology development venture funding from the Maryland Technology Development Corporation (TEDCO). AE’s technology development has been incubated at the University of Arizona Science & Technology Park in Tucson, Arizona and, beginning in 2009 and continuing to the present, AE has been involved in a multi-year technology development program with the Eller College of Management’s Department of Management Information Systems at the University of Arizona. In connection with its proprietary technology, AE has been issued four U.S. patents in two distinct patent families and received notice of allowance on a fifth patent from the U.S. Patent and Trademark Office.

Patents Overview – General

The U.S. Patent Act secures for a limited time to inventors the exclusive right to their discoveries.  A patent is a document issued by the federal government that grants to its owner a legally enforceable right to exclude others from practicing the invention described and claimed in the document.  The value of a patent is closely tied to the value of the technological contribution of the material disclosed within the patent.  Over the past three decades, patents have become the major asset class for many large corporations.  These intellectual property assets are an essential part of such corporations’ competitive advantage and the foundation for new products and even new industries.

Background of Prior Art and Conventional Technology

Conventional solutions have been developed to help visually impaired users use websites, but these systems often require software and hardware to be installed on the user’s computer.  Many of these solutions simply use screen reading technology alone or in combination with print magnifying software applications.  AE’s management believes that these systems are costly, unwieldy, and inconvenient.  Furthermore, because such technology is installed on the user’s computer, visually impaired users cannot effectively use conventional computer files anywhere except at their own computers.  As a consequence, websites and other computer files are often inaccessible to visually impaired users anywhere except at home.  Unfortunately, even at home, these systems still have drawbacks.  For one, only text is played back to the user while graphics, music, images are not.  Additionally, large files or those having multiple nesting layers turn the system into a giant automated voice response system, which is difficult to understand, navigate, and can be potentially frustrating to a user.

Description of AE’s Patented Audio Internet Product Line

AE’s patented invention relates to a server-side method and apparatus that enables users to navigate audibly websites and hear high-quality streaming audio narration and descriptions of websites.  The patented invention involves creating an audible website corresponding to an original website by utilizing voice talent and automated conversion methods to read and describe web content and create audio files for each section within an original website, and then assigning a hierarchy and navigation system based on the original website design.  To implement the system, a program is installed on the home page of an original website which plays a tone upon a user’s visit indicating that the website is accessible with AE’s proprietary technology.  Upon hearing the tone, a user presses a key on the keyboard to exit the original website and enter the audible website.  Audible narration is played through the user’s computer, reading text and describing non-text information, such as images.  The narration includes menus for navigating the site which have a hierarchy substantially similar to that of the original website.  Users navigate the website menus and move from webpage to webpage by making keystroke or audible commands.

AE’s technology allows users to navigate the internet and mobile devices solely by listening to audio prompts and performing simple commands from any internet-enabled device or mobile smartphone.  AE’s technologies represent a significant breakthrough in streaming technology in that they have the ability to keep the streaming connection “alert”, awaiting a keystroke command even after extended periods of inactivity.

AE’s technology recognizes the possibility to operate the internet as a spoken medium by cataloging each section of a website into an audio “filing cabinet.”  All the menu items and corresponding content on a given website can be easily converted to a series of audio files using web-based media creation software.  Site owners have the option of personalizing content by reading and recording specific sections via the human voice or relying on state-of-the-art computer generated voices.  Once all content is converted accordingly, all the individual audio files are woven together and connected by AE’s internet intuitive keystroke navigation system, allowing users to “Surf By Sound.”

Since the solution is network-based, users can seamlessly utilize the AE software across all their potential internet points of entry - school, home, office, library or mobile device.  This is a major advantage over local devices and provides portability while removing technical boundaries.  The solution is triggered by clicking on a hyperlink on a web page, or automatically upon accessing an AE-enabled site.  The AE navigation player will launch and allow users to listen to the page or web site so that anyone, regardless of vision, age, or computer skill level, can experience the Audio Internet.

 AE’s Business Plan

AE’s focus is to create more comprehensive access to devices, internet, print, broadcast and other media. AE’s solutions and technology include comprehensive e-learning and e-commerce systems that enable interaction between brands and consumers. AE has created a variety of internet publishing products and internet cloud-based software services that enable customers to create and deliver highly scalable web-based applications leveraging AE’s intellectual property.

AE’s primary business objective is to rapidly commercialize AE’s extensive patent portfolio and other proprietary intellectual property. AE’s management, working in conjunction with AE’s patent counsel, an advisory council and third party consultants, is constructing a comprehensive licensing strategy for AE’s technology. In addition, AE is continually working to identify and track infringement of AE’s technology in the market verticals of device manufacturers, smart phones, internet software service providers, content delivery networks and others, and several corporate resources are tasked with full time focus on this area of AE’s development.

AE’s Strategy

AE is in the business of the development and commercial exploitation of its intellectual property.  Functionally, AE organizes its operations into two distinct business units:

●
The IP Group is charged with the development of additional intellectual property, development and implementation of a licensing strategy, and the prosecution and enforcement of AE’s existing patent portfolio.

●	The Services Group is charged with the commercialization of AE’s intellectual property, business development, and sales and marketing of AE’s services and product offerings.

AE’s business model is built on the commercialization of its intellectual property through multiple avenues and business channels:

●	Generate revenue through the sale of services and products to corporate publishers.

●	Generate revenue from the sale of services and products to consumer websites.

●	Generate revenue from the sale of services and products to federal, state and local governments.

●	Generate revenue from the sales of AudioEye Advertising technology.

●	Generate revenue from royalties from licensees of AE’s technology.

●	Generate revenue from settlements and judgments in connection with patent infringement enforcement of AE’s intellectual property.

AE’s strategy is to establish AE as the leading provider of audio technologies with revenues derived through technology licensing, platform software as a service (SaaS) product sales, technology support services, and a comprehensive technology enforcement strategy.  Key operational objectives currently include:

●	Implementing a technology-licensing program to commercialize AE’s intellectual property, including the AE patented technology.

●
Developing revenues from licensing royalties from organizations that utilize AE’s patented technology and systems, to include potentially taking equity in or entering into joint ventures with such organizations.

●	Leveraging AE’s existing technology to develop a suite of products and services that can be sold directly to governments and corporate enterprises.

License and Service Offerings

AE plans to offer a diversified portfolio of license and service offerings focused on securing AE’s technology within devices and over the internet – broken into four broad business categories:

●	AE Communications Technology Platform – Offered as Internet Cloud Software as a Service (SaaS)

	●	Audio Internet™

	●	AudioEye™ Mobile

	●	AudioEye™ Advertising

●	AE Technology Licensing – Offered on an Equity and/or Royalty Licensing Basis

	●	Digital Coupon

	●	Mobile Advertising Solutions

	●	Mobile Marketing Solutions

	●	Counseling/Behavioral Health Care

	●	Medical Applications

	●	Content Delivery Networks (CDN)

	●	Mobile Networks

	●	Others

●	AE Patent Enforcement and Patent Portfolio Licensing Program

	●	Establishing Enforcement and Licensing Protocols to Combat Widespread Infringement

	●	Pricing Models/Early Adopter License Strategy

	●	Mobile Device Manufacturers

	●	Mobile Marketing Providers

	●	Other Device and Hardware Manufacturers

●	AE Support and Interactive Services

	●	Support Infrastructure for SaaS Model – Operated as a Revenue Center

	●	Customized Software and Development – Operated as a Revenue Center

	●	Sales and Commercialization Support for all Divisions.

Customers

AE’s potential customer base includes a broad range of private and public sector customers including but not limited to:

●	Corporate Publishers

●	Consumer Websites

●	Federal, State and Local Governments and Agencies

●	Mobile Advertisers

Currently, 75% of AE’s revenue is generated by six major customers.

Patent Enforcement and Licensing

AE’s patent portfolio provides ownership of claims within the field of internet-based and device-embedded audio navigation technologies.  AE plans to license the exclusive ability to provide these products in the United States in a broad array of industry and product verticals.  The strategy of AE’s technology program is to identify infringing organizations that have reduced to practice and have successfully monetized the AE inventions with the objective to develop licensing programs for infringing operations with the use of litigation as a last resort means of protecting the intellectual property as required by U.S. law.  These organizations include but are not limited to the following:

●	Mobile Device Manufacturers

●	Mobile Device Software Providers

●	Mobile Device Operating System Providers

●	Mobile Marketing Operations

●	Mobile Internet Access Providers

●	Internet Device Manufacturers

●	Satellite, GPS and Automotive Device Manufacturers

●	Internet Browser Providers

●	Internet Media Service Providers

●	Internet Content Publishers

●	Internet Media Publishers

●	Internet Service Providers

●	Internet Search Providers

●	Internet E-commerce Providers

●	Internet Marketing Operations

●	Internet Accessibility Services Providers

●	U.S. Federal Government Internet Operations

●	U.S. State Governments Internet Operations

●	U.S. Departments, Bureaus, Agencies and Territories Internet Operations

●	Native American Business Operations

●	Native American Governments

●	Content Delivery Networks (CDN)

●	Foreign Governments

●	Appliance Manufacturers

●	Healthcare Products Manufacturers

●	Prescription Medication Pharmacy Operations

●	Pharmaceutical Companies

●	“How To” Operations

●	User Manual Publishers

AE technology serves a broad landscape of clientele with the claims of AE’s issued and pending technology patents and its technology applications.  AE’s strategy is to hire, partner with, and secure relationships with licensing professionals and value added reseller operations that specialize in addressing each of the above mentioned market verticals.  Through value added resellers, licensing operations and strategic partnerships, AE plans to license its technology, software, and patents in a highly scalable, profitable and sustainable infrastructure.

The licensing offering is also tailored for startup and emerging technology service companies that desire a license to AE’s technology in exchange for equity and ongoing royalty payments to AE.  AE plans to secure customized software development and service contracts that add specialized revenue streams from these partner organizations.

2012 Progression of Equity, Royalty and Service Contract Licensing Model

AE has developed, along with the Eller College of Management’s Department of Management Information Systems at the University of Arizona a technology and vertical sales strategy targeted at post-secondary educational institutions. The business opportunity is focused on marketing AE solutions and technology to approximately 10,000 higher education organizations in the United States.  AE has completed a trial implementation of the technology and is developing a joint venture with the MIS department which is expected to commence in late 2012 or early 2013. Currently, AE is collaborating with graduate students from the college and has completed bench testing and beta technology releases within this market vertical.

AE has licensed its technology through limited field of use license exclusively in the mobile couponing space to internet start-up Couponicate, Inc.  In exchange for its license, AE retains a 19.5% ownership of Couponicate and has established a revenue stream in form of royalties to be paid by Couponicate on all future revenues generated from the use of AE’s inventions.

Business to Government Direct Sales Business Model

The patent portfolio owned by AE and its internet software platform enables mobility, usability and accessibility, and is primarily marketed through marketing partnerships, resellers and licensed operations.  This strategy enables addressing of the broad markets covered by AE’s technology and allows for a depth and market penetration that AE could never approach on its own.

AE’s management believes there exists in the U.S. government a market which AE can pursue and develop directly.  Further, AE’s management believes that this direct connection with the government market will allow AE to improve reseller and partner based channel support services in a more efficient manner.  AE believes this tactic provides AE’s management the ability to better anticipate the needs of and respond to AE’s reseller network and partners with improvements and innovations in its products and services.

AE’s management believes that the government market imposes certain barriers to entry to new potential entrants because of requirements such as U.S. General Services Administration (GSA) listing. However, AE’s management believes that the potential for recurring revenue generation, the data value appreciation that occurs over time and low turnover upon establishment of government business all contribute to ideal long term conditions that make this a good market for AE to conduct direct sales.

AE has filed with the GSA for a GSA contract number, has established proposed pricing with the GSA and has completed certification on the contracting process. AE has set up a website for GSA commerce at www.audioeye.com/gsa.html, and has obtained GSA registrations for services under the NAICS classifications 541512-Computer Systems Design Services, 541511-Custom Computer Programming, and 541519-Other Computer Related Services.

The Rehabilitation Act of 1973 requires that individuals with disabilities, who are members of the public seeking information or services from a federal department or agency, have access to and use of information and data that is comparable to that provided to the public without disabilities.  The federal government also requires vendors selling to the government be compliant under Section 508 of the Rehabilitation Act of 1973, unless covered by a provable exception.  Canada and the European Union have similar requirements.

As of the date of this filing, AE has entered into contracts for the licensing of its technology with the State of Arizona, Congressman Raul Grijalva, former Congresswoman Gabrielle Giffords, State Senator Linda Lopez, State Senator David Bradley, and the Management Information Systems department at the University of Arizona.  AE has also met with the U.S. Departments of Agriculture, Education and Commerce with respect to possible licensing.

Elderly and print-impaired individuals need the internet’s critical access to fundamental state, local and federal government services and information such as tax forms, social programs, emergency services and legislative representatives.  In addition, the roughly 120,000 federal employees with disabilities require internet accessibility for workplace productivity.  AE’s category-creating audio browser provides an intuitive internet experience across all internet-enabled devices without imposing any additional costs on end users.  For government site administrators, AE’s media creation tools are easy to use so that sites can be made accessible and maintained as part of any web management process.

Marketing and Sales

AE plans to employ a partner-oriented marketing strategy for its technology licenses and software offerings.  AE expects the marketing strategy will primarily be focused on value added resellers, partners and licensed operations.  AE plans to directly market its Audio Internet SaaS platform to its U.S. government customers.

Competition

AE’s management believes its technology and solutions will compete primarily against various proprietary solutions of large search and browser market players.  AE groups these solutions into three main categories:

1.
Mobile and Internet Browser Solutions.  A serious competitive threat to AE comes from the internet browsers that have already begun to infringe upon AE’s technology and have started to provide voice navigation and multi-format content consumption.

2.
Mobile Device Operating Solutions.  AE’s management believes that this segment involves the highest volume and presence of technology infringement of apparatus and device claims of AE’s portfolio.  In view of this segment also offering competing audio navigation and audio control of device features and functions, AE’s management has determined that this segment has the highest priority.

3.
Tablets and E-readers. Internet e-readers and tablet computers with competing functionalities and audio navigation commands and controls pose a potential competitive threat.  Competitive analysis is ongoing; licensing strategy requires additional investment and focus in this area of ongoing competitive analysis.

Intellectual Property and Patent Rights

AE’s intellectual property is primarily comprised of trade secrets, patented know-how, issued and pending patents, copyrights and technological innovation.

AE has a portfolio comprised of four patents in the United States, as well as several pending U.S. patents.  AE’s portfolio includes a number of patents that describe unique systems and methods for navigating devices and internet content, as well as publication and automated solutions that connect to any content management system, and can deliver a mobile, usable, and accessible user experience to any consumer device.  AE’s software and technology solutions also have direct sales potential that can be expanded but are currently focused on the U.S. government market.  AE has extensive indirect sales channels developed through a network of value added resellers, partners and licensed operations that make up the majority of the projected sales volume.

The following is a list of AE’s patents, both issued and pending.  The patents have been extended and cover a period from 2002 through 2026.

#	ID	Status	Title
1	US7966184 B2	Issued	System and method for audible website navigation
2	US7653544 B2	Issued	Method and apparatus for website navigation by the visually impaired
3	US8260616	Issued	System and method for Audio Content Generation
4	US8046229	Issued	Method and Apparatus for website navigation by the visually impaired
5	13/483758	Pending	System and Method for Audio Content Generation
6	13/280184	Pending	System and Method for Audio Content Management
7	13/214347	Pending	System and Method for Audio Content Navigation
8	13/545417	Pending	System and Method for Audio Content Navigation

AudioEye Patent Family #1

AudioEye Patent Family #2

AE has also filed the following trademarks with the U.S. Patent and Trademark Office:

Government Regulation

Government regulation in the United States that affects the market and commercial potential for AE’s products and services includes the Rehabilitation Act of 1973, the American with Disabilities Act of 1990 and the Twenty-First Century Communications and Video Accessibility Act of 2010.

The Rehabilitation Act of 1973 requires that individuals with disabilities, who are members of the public seeking information or services from a federal department or agency, have access to and use of information and data that is comparable to that provided to the public without disabilities.  The federal government also requires vendors selling to the government be compliant under Section 508 of the Rehabilitation Act of 1973, unless covered by a provable exception.  Canada and the European Union have similar requirements.

The Americans with Disabilities Act of 1990 includes provisions that require that all telecommunications companies in the United States take steps to ensure functionally equivalent services for consumers with disabilities. The applicability of these provisions is relevant to today’s environment where an increasing amount of voice and video communications occur over the internet.

In October 2010, Congress passed and the President signed into law the Twenty-First Century Communications Act of 2010 to update existing federal laws requiring communications and video programming accessibility and to fill in any current gaps in accessibility so as to ensure the full inclusion of people with disabilities in all aspects of daily living through accessible, affordable and usable communication and video programming technologies.

AE’s management believes that AE’s  patents are pertinent to the development of the government-accessible market as well as the solution for internet publishers and device manufactures requiring compliance with Sections 504 and 508 of the Rehabilitation Act of 1973.  AE’s product positioning is centered in audio technology that enables mobility, usability and accessibility.  In addition to the federal mandates for technology adoption, AE has focused on providing comprehensive features and capabilities that bolster its value propositions and product demand creation through distribution of AE’s proprietary enabling technologies.

Competitive Strengths

AE’s management believes the following competitive strengths will enable AE’s success in the marketplace:

●
Unique patented technology.  AE is focused on developing innovations in the field of networked and device-embedded audio technology.  AE’s first patent family entitled “Method and Apparatus for Website Navigation by the Visually Impaired” U.S. patent #7653544 filed in 2003 and issued on January 29, 2010 provides technology claims that cover audio content navigation.  AE’s second family of patents is entitled “System and Method for Audible Web Site Navigation.”  AE’s key foundational patent, U.S. patent #7966184 filed in 2007 and issued on June, 23 2011, includes additional mobile smartphone navigation and audio publishing capabilities. AE has filed continuations within both patent families keeping both open for the filing of continuations and continuations in part.  AE owns a unique patent portfolio comprised of four issued patents in the United States, and five U.S. patents pending with three additional patents being drafted for filing with the U.S. Patent and Trademark Office in 2012/2013. AE’s portfolio includes patents and pending patent applications in the United States with over 60 issued claims that canvass internet and mobile markets that support AE’s business and technology licensing process

●
Licensing business model.  AE is pursuing agreements under which AE will license its technology within key identified vertical end-markets including but not limited to the U.S. government, mobile carrier, higher education, digital couponing, content delivery networks, marketing organizations, e-learning organizations, e-commerce operations, device manufactures, internet technology, and communications.

●
Highly experienced inventors, technologists and product development team.  AE’s research and development team is comprised of experienced software, e-commerce, mobile marketing and internet broadcasting developers and technologists that have worked together as a team for over fifteen years.  During their careers, this team has developed several technologies programs for Fortune 500 organizations; federal, state and local governments in the United States; and several leading organizations in a wide range of end-markets.

Employees

As of January 11, 2013 , AE had six full-time employees.

Legal Proceedings

AE is not party to any legal proceedings.  However, from time to time in the future, AE may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, safety and health matters.  It is not presently possible to determine whether any such matters will have a material adverse effect on AE’s consolidated financial position, results of operations or liquidity.  In the future, AE may from time to time commence litigation to enforce its patents.

 Properties

AE’s principal executive offices are located at 9070 S. Rita Road, Suite 1450, Tucson, Arizona 85747, consisting of approximately 800 square feet with a satellite office in Chicago, Illinois consisting of approximately 1,700 square feet, each pursuant to lease arrangements.

 General Information

AE maintains a website at www.audioeye.com.  Following the Spin-off, AE will file reports with the SEC.  Through its website, AE intends to make available free of charge, as soon as reasonably practicable after such information has been filed or furnished to the SEC, each of its filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, investors and other members of the public will be able to read and copy any materials AE files or furnishes with the SEC at the SEC’s Public Reference at 100 F Street, NE, Washington, DC 20549.  Information concerning the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  This information, and any other reports, proxy and information statements or other information filed or furnished with the SEC by issuers, can also be obtained free of charge on the internet site maintained by the SEC, www.sec.gov.

Reporting Policies

Following the Spin-off, AE will become subject to the information reporting requirements of the Exchange Act, pursuant to which AE will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.  Such filings will be publicly available to AE’s stockholders.

AE PRO FORMA CAPITALIZATION

The following table sets forth the unaudited pro forma capitalization of AE at September 30, 2012 which gives effect to the Separation as if the Separation occurred on September 30, 2012:

Pro Forma Capitalization	Pro Forma September 30, 2012

Long term debt	$2,455,99 6	(1) (2)

Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, none issued and outstanding	$—
Common stock, $0.00001 par value, 100,000,000 shares authorized, 30,005,185 issued and outstanding as of September 30, 2012	300
Additional paid in capital	394,700
Accumulated deficit	(31,669)
Total Stockholders’ Equity	$363,331
Total Liabilities and Stockholders’ Equity	$2,819,32 7

(1)
Includes debt owed to Nathaniel T. Bradley of $1,296,544, which was convertible into common stock of AE by August 31, 2013. On December 20, 2012, the entire related party debt was converted into AE common stock at a price of $.25 per share, and 5,186,860 shares of AE’s common stock were issued to Mr. Bradley’s designees.

(2)
Includes debentures of $1,012,700 issued by AEAC (convertible into common stock within 2 years of issuance) plus accrued interest of $42,952, and a note payable of $425,000 issued by AE to secure the release of the CMGO Senior Debt.  Upon the AEAC Distribution, the debentures will be exchanged for AE Debentures.

AUDIOEYE UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

The following financial information reflects the unaudited condensed consolidated pro forma balance sheet of AE as of September 30, 2012, as if the Separation had occurred on September 30, 2012, the unaudited condensed consolidated pro forma income statement of AE for the nine months ended September 30, 2012, as if the Separation had occurred on January 1, 2012, and the unaudited condensed consolidated pro forma income statement of AE for the year ended December 31, 2011, as if the Separation had occurred on January 1, 2011.

On the unaudited condensed consolidated pro forma balance sheet of AE as of September 30, 2012 for the columns containing 1) the AE historical data and 2) the AEAC consolidation data, the financial information represents all activity through September 30, 2012, including the transactions that took place on August 17, 2012 specifically related to the Separation of AE from CMGO.  The transactions in the Pro Forma Adjustments column include 1) any consolidation/elimination entries between AE and AEAC as of September 30, 2012; and 2) the anticipated transactions as if the AEAC Distribution had occurred on September 30, 2012.  As of the date of this filing, the AEAC Distribution had not taken place.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes necessary to comply with the requirements of the SEC.  The actual results reported in periods following the transactions may differ significantly from that reflected in these pro forma financial statements for a number of reasons, including differences between the assumptions used to prepare these pro forma financial statements and actual amounts and cost savings from operating efficiencies.  In addition, no adjustments have been made to the unaudited pro forma consolidated income statements for non-recurring items related to the transactions.  As a result, the pro forma financial information does not purport to be indicative of what the financial condition or results of operations would have been had the transactions been completed on the applicable dates of this pro forma financial information.  The pro forma financial statements are based upon the historical financial statements of AE and do not purport to project future financial condition and results of operations after giving effect to the transactions. The assets, intangibles and liabilities in the unaudited condensed consolidated pro forma balance sheet have been adjusted to fair market value. The fair value of AE’s current assets, property and equipment and liabilities are expected to approximate book value on the date of the acquisition given their estimated remaining life at acquisition and their intended use.  AE has prepared a cash flow projection for the patents based upon certain identifiable revenue, and determined a fair market value of the patents based upon the discounted present value of the revenues, and the expected useful life of the patents of 15 years.

The accompanying pro forma consolidated financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for AudioEye.”

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
FOR AUDIOEYE, INC.
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

AUDIOEYE, INC.
CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEETS
As of September 30, 2012**

	Historical						Consolidated
	September 30,		AEAC		Pro Forma		September 30,
	2012		Consolidation		Adjustments		2012
	(unaudited)
ASSETS
Current Assets	$132,353		$37,582		$—		$169,935
Loans to affiliate	200,000		—		(200,000	) [3]	—
Related party receivable	15,500		—		—		15,500
Property and equipment, net	7,294						7,294
Intangible asset, net	—		3,522,216	[5][7][9]	29,598	[10]	3,551,814
Goodwill	—		700,528	[9]			700,528
TOTAL ASSETS	$355,147		$4,260,326		$(170,402)		$4,445,071

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities	$1,603,10 5	[6] [8]	$226,983		$(200,000)[3]		$1,625,74 4
					(4,344)[11]
Long-term liabilities	1,400,34 4		1,055,652	[4]	—		2,455,99 6
Total Liabilities	3,003,449		1,282,635		(204,344)		4,081,740

Stockholders’ Deficit
Preferred Stock	—	[1]			—		—
Common stock	300	[2]	15	[7]	(15	) [12]	300
Additional paid in capital	1,123,982		3,127,327	[7][9]	(3,856,609)[12]		394,700
Retained earnings	(3,772,584)		(149,651)		29,598	[10]	(31,669)
					4,344	[11]
					3,856,624	[12]
Total Stockholders’ Deficit	(2,648,302)		2,977,691		33,942		363,331
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$355,147		$4,260,326		$(170,402)		$4,445,071

[1]	10,000,000 shares authorized , none issued
[2]	100,000,000 shares authorized, 30,005,185 shares issued and outstanding
[3]	Intercompany eliminations
[4]	Includes issuance by AEAC of $1,012,700 Convertible Debentures and accrued interest of $42,952
[5]	Includes partial payment of $700,000 to CMGO upon Separation for Senior Notes
[6]	Includes issuance by AE of $425,000 Note Payable to Senior Noteholders upon Separation
[7]	Includes issuance of 1,500,000 shares of AEAC common stock to lien holders of the CMGO senior notes at $0.25 per share = $375,000 (Note 1)
[8]	Includes expenses to be incurred by AE of $155,007 in connection with the issuance and distribution of securities registered
[9]	Adjust patent valuation and record goodwill (Note 1)
[10]	Reversal of 1.5 mos amortization of patent - transaction assumed 09/30/12
[11]	Reversal of accrued interest on CMGO Note - transaction assumed 09/30/12
[12]	Elimination of subsidiary equity due to business combination. Share Exchange between AE and AEAC incomplete as of 09/30/12
**	As if the transaction took place September 30, 2012

AUDIOEYE, INC.
CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
As of and for the Nine Months Ended September 30, 2012**

	AudioEye
	Historical			Pro Forma
	September 30,	AEAC	Pro Forma	September 30,
	2012	Consolidation	Adjustments	2012

Revenue	$276,587	$—	$—	$276,587
Revenue from related party	2,250			2,250
Cost of revenues	(226,849)			(226,849)

Gross Profit	51,988	—	—	51,988

General and administrative expenses	657,534	44,534	(155,007)[3]	547,061

Operating income (loss)	(605,546)	(44,534)	155,007	(495,073)

Amortization expense	—	(29,598)	(147,993)[4]	(177,591)
Unrealized Gain (loss)	36,000			36,000
Interest Expense-Loans/Debentures	(5,048)[1]	(42,952)[2]	(26,675)[1]	(105,636)
			(30,961)[2]

Net (loss)	$(574,594)	$(117,084)	$(50,622)	$(742,300)

Net (loss) per common share - basic and diluted	$(0.06)			$(0.02)

Weighted average common shares outstanding -basic and diluted	30,005,185			30,005,185

[1]	Interest on Note Payable $425,000 x 8% x 333 days (360 day/yr) = $31,019 - $4,344 previously recorded = $26,675
[2]	Interest on Debentures = $1,012,700 x 8% x 333 days (365 day/yr) = $73,913 - $42,952 previously recorded = $30,961
[3]
$155,007 of expenses to be incurred by AE in connection with the issuance and distribution of securities registered are not included because they are non-recurring and are not expected to have a continuing impact on the registrant

[4]	Amortization of Patent -$3,551,814 / 180 mos (patent expires 2027) x 9 mos $177,591 - $29,598 previously recorded = $147,993

**	As if the transaction took place at January 1, 2012

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
FOR AUDIOEYE, INC.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

AUDIOEYE, INC.
CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
As of and for the Year Ended December 31, 2011**

	AudioEye
	Historical			Pro Forma
	December 31,	AEAC	Pro Forma	December 31,
	2011	Consolidation	Adjustments	2011

Revenue	$125,521	$—	$—	$125,521
Revenue from related party	12,500			12,500
Cost of revenues	(641,124)			(641,124)

Gross Profit	(503,103)	—	—	(503,103)

General and administrative expenses	810,341	—	— [3]	810,341
Patent impairment expense	147,908		(147,908)[5]	—

Operating income (loss)	(1,461,352)	—	147,908	(1,313,444)

Amortization expense	—		(236,788)[4]	(236,788)
Other income (expense)	(283,050)	—	(34,000)[1]	(398,066)
			(81,016)[2]

Net (loss)	$(1,744,402)	$—	$(203,896)	$(1,948,298)

Net (loss) per common share - basic and diluted	$(0. 06)			$(0.06)

Weighted average common shares outstanding - basic and diluted	30,005,185			30,005,185

[1]	Interest on Note Payable = $425,000 x 8% = $34,000
[2]	Interest on Debentures = $1,012,700 x 8% = $81,016
[3]
$155,007 of expenses to be incurred by AE in connection with the issuance and distribution of securities registered are not included because they are non-recurring and are not expected to have a continuing impact on the registrant

[4]	Amortization of Patent - $3,551,814 / 180 mos (patent expires 2027) x 12 mos = $236,788
[5]	Reversal of Patent Impairment due to valuation of patent

**	As if the transaction took place at January 1, 2011

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
FOR AUDIOEYE, INC.
NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

AUDIOEYE, INC
NOTES TO THE PRO FORMA FINANCIAL INFORMATION

NOTE 1: ACQUISITION OF AUDIOEYE, INC. BY AEAC

The following table sets forth the purchase price allocation for the acquisition of AE by AEAC in the unaudited condensed consolidated balance sheets as of September 30, 2012:

Purchase Price Allocation
Purchase Price:	Senior Notes	$1,075,000
	Extension Fee	50,000
	Value of 1.5M shares issued @ $.25 **	375,000	$1,500,000

Less: Net Assets (deficit)			2,752,342	*
Less: Identifiable Intangibles - Patents			(3,551,814)
	Goodwill		$700,528

Net Assets (deficit)
	Book Value
	at 08/17/12*
Current Assets	$109,521
Property, Plant & Equipment, net	7,688
Patents	—
Current Liabilities	(1,517,724)
L/T Liabilities	(1,351,827)
Contingent Liabilities (Note 2)	—
Net Assets (deficit)	$(2,752,342	) *

* Date of Separation

In accordance with ASC 805, the Company has accounted for the acquisition using the Acquisition Method for the purpose of allocating the purchase price and determining goodwill. The fair value of AE’s current tangible assets, property and equipment and liabilities approximated book value on the date of the acquisition. Therefore no adjustment has been made to the book value of AE’s existing tangible assets and liabilities.  AE has determined that the value of goodwill is $700,528, based upon AE’s purchase price, less AE’s Net Assets at the time of purchase, less any identifiable intangible assets (see below), and is comprised of the expected synergies and intangible assets that do not qualify for separate recognition. While AE uses its best estimates and assumptions as part of the purchase price allocation process to value Net Assets as of the Separation date, the purchase price allocation could change during the measurement period (not to exceed one year) if new information is obtained about facts and circumstances that existed as of the Separation date that, if known, would have resulted in the recognition of additional, or change in existing, assets and liabilities as of that date.

  ** As part of the purchase price, AEAC issued 1,500,000 shares of its common stock to the CMGO lien holder of the Senior Notes The fair value of these shares was determined by debt transactions with third parties, where the agreed upon price was $0.25.

AE has identified its patents as qualifying for separate recognition, in accordance with ASC 820. In determining the fair market value associated with the patents, AE used the Income Method.  Inasmuch as AE has previously determined that there existed an impairment of the patent based upon an analysis utilizing AE’s historical cash flows, it was necessary for AE to consider any identifiable future cash flows that were reliably estimable at the date of Separation. AE has determined that the only identifiable revenue stream for future cash flows directly related to the patents at the date of the Separation are those related to the licensing of its technology to the US Government, more fully described below.  All other potential revenue is highly speculative, and/or not directly related to the patents at the date of the Separation. Based on the analysis performed, AE determined the fair value of the patents on the date of separation to be $3,551,814.

Government Contracts:

AE’s patents involve technology related to the conversion of website text into audio format.  The federal legislation currently in place, commonly referred to as Section 508, requires that all electronic and information technology that is developed or purchased by the US Government be accessible to persons with disabilities.  Currently, only a relatively small percentage of governmental agencies are in compliance with this regulation. AE believes that it will be the primary provider of the technology licensed by governmental agencies as they comply with the Section 508 requirements.  AE estimates the licensing revenue from the specific technology represents approximately 2% of the existing market, with a steady growth to 30% of the total government licensing in year 5 as more and more governmental agencies begin to comply with the regulations.  Due to circumstances beyond AE’s control (i.e. infringement), there can be no assurance that AE will be the exclusive provider to the government, even though the technology is protected by patent.  As a result, it is projected that approximately 50% of the total government licensing revenue will be available to AE.

As of the date of this filing, AE has entered into contracts for the licensing of its technology with the State of Arizona, Congressman Raul Grijalva, former Congresswoman Gabrielle Giffords, State Senator Linda Lopez, State Senator David Bradley, and the Management Information Systems department at the University of Arizona. In addition, AE has begun negotiations with certain governmental agencies including the Department of Agriculture, the General Services Administration (GSA), and the United States Congress. AE has also established the Federal GSA website at www.audioeye.com/gsa.html for its GSA commerce, and has obtained GSA registrations under the NAICS classifications 541512-Computer Systems Design Services, 541511-Custom Computer Programming, and 541519-Other Computer Related Services.

NOTE 2: CONTINGENT LIABILITIES

As a part of the acquisition, AE has entered into a Royalty Agreement with CMGO to pay 10% of cash received from income earned, settlements or judgments directly resulting from AE’s patent enforcement and licensing strategy, whether received by AE or any of its affiliates. AE has determined that, in accordance with ASC 805, any identifiable contingent liability related to this Royalty Agreement should be recorded.  However, AE is unable to estimate any future income earned, settlements or judgments directly resulting from AE’s patent enforcement and licensing strategy with any certainty or basis. In addition, the projected revenue from the government licensing (see “Government Contracts” above), estimated at a present value of $3,551,814, is not subject to the 10% royalty. AE has therefore recorded no contingent liability related to the Royalty Agreement.

AE has also entered into a Services Agreement with CMGO, and has received certain estimates from CMGO regarding CMGO’s anticipated future service, the related revenue earned from such services, and the related commissions payable to CMGO in the event AE accepts such services. However, after careful consideration, and further review of ASC 805-10-25-20-22, AE has determined that the Services Agreement should be deemed a separate transaction and, as such, requires neither inclusion in the financial statements nor any consideration for a contingent liability. Furthermore, since any future commission payable is contingent upon 1) CMGO providing certain services through the Services Agreement; and 2) the acceptance by AE of the services provided by CMGO through the Services Agreement, AE believes it is not probable that there will be future payments to CMGO.  AE has therefore determined that no contingent liability should be recorded.

*          *          *

CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements reflect the unaudited consolidated balance sheet of AE as of September 30, 2012, after the Separation took place on August 17, 2012, and the audited consolidated balance sheets of AE as of December 31, 2011 and 2010, before the Separation occurred on August 17, 2012, and also reflect the unaudited consolidated income statements for the nine months ended September 30, 2012 and 2011, and the audited consolidated income statements of AE for the years ended December 31, 2011 and 2010.

 The accompanying consolidated financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for AudioEye.”

FINANCIAL STATEMENTS
FOR AUDIOEYE, INC.
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
AND THE YEARS ENDED DECEMBER 31, 2011 AND DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
AudioEye, Inc.
Dover, Delaware

We have audited the accompanying consolidated balance sheets of AudioEye, Inc. and its subsidiary (collectively, the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AudioEye, Inc. and its subsidiary as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that AudioEye, Inc. will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, AudioEye, Inc. suffered losses from operations and has a working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

October 1, 2012

AUDIOEYE, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,	December 31,
	2012	2011	2010
	(unaudited)
ASSETS
Current Assets
Cash	$45,307	27,426	$3,611
Accounts receivable, net	29,873	11,637	22,343
Loan to affiliate	200,000	—	—
Related party receivables	15,500	13,125	—
Prepaid expenses	3,173	—	—
Marketable securities	54,000	18,000	14,000
Total Current Assets	347,853	70,188	39,954

Property and equipment, net	7,294	7,998	13,551

Intangible assets, net	—	—	52,839
TOTAL ASSETS	$355,147	78,186	$106,344

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued expenses	$552,872	368,790	$502,685
Unearned income	2,002	13,195	—
Notes and loans payable-current	449,000	24,000	74,900
Related party payable	599,231	398,270	—
Total Current Liabilities	1,603,105	804,255	577,585

Long term liabilities
Notes and loans payable-long term	103,800	121,800	—
Related party loans	1,296,544	1,245,840	—
Total Long term Liabilities	1,400,344	1,367,640	—
Total Liabilities	3,003,449	2,171,895	577,585

STOCKHOLDERS’ DEFICIT
Preferred Stock, $0.00001 par value, 10,000,000, 500,000 and 500,000 shares authorized, none issued and outstanding as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively	—	—	—
Common stock, $0.00001 par value, 100,000,000 shares authorized, 30,005,185 issued and outstanding as of September 30, 2012, December 31, 2011 and December 31, 2010	300	300	300
Additional paid in capital	1,123,982	1,118,683	996,749
Accumulated deficit	(3,772,584)	(3,197,991)	(1,453,589)
Total AudioEye, Inc. Stockholders’ Deficit	(2,648,302)	(2,079,008)	(456,540)
Non-controlling interest	—	(14,701)	(14,701)
Total Stockholders’ Deficit	(2,648,302)	(2,093,709)	(471,241)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$355,147	$78,186	$106,344

See Notes to Consolidated Financial Statements

AUDIOEYE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	(unaudited)
	For the 9 months ended		For the 12 months ended
	09/30/2012	09/30/2011	12/31/2011	12/31/2010

Revenue	$276,587	$107,634	$125,521	$328,397
Revenue from related party	2,250	11,750	12,500	19,850
Cost of revenues	226,849	509,105	641,124	429,705

Gross Profit	51,988	(389,721)	(503,103)	(81,458)

General and administrative expenses	657,534	588,231	810,341	644,908
Patent impairment expense	—		147,908	—

Operating income (loss)	(605,546)	(977,952)	(1,461,352)	(726,366)

Other Expenses
Unrealized gain (loss) on marketable securities	36,000	6,000	(3,000)	(78,000)
Loss attributable to non-controlling interest	—	—	—	14,701
Interest expense	(5,048)	(280,050)	(280,050)	(42,641)
Total Other Expenses	30,952	(274,050)	(283,050)	(105,940)

Net (loss)	$(574,594)	$(1,252,002)	$(1,744,402)	$(832,306)

Net (loss) per common share - basic and diluted	$(0.02)	$(0.04)	$(0.06)	$(0.03)

Weighted average common shares outstanding - basic and diluted	30,005,185	30,005,185	30,005,185	30,005,185

See Notes to Consolidated Financial Statements

AUDIOEYE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 9 months ended		For the 12 months ended
	09/30/2012	09/30/2011	12/31/2011	12/31/2010

Cash Flows from Operating Activities:
Net (loss)	$(574,594)	$(1,252,002)	$(1,744,402)	$(832,306)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,472	4,793	12,672	7,933
Unrealized (gain) loss on investments	(36,000)	(6,000)	15,875	78,000
Bad debt expense	(3,750)	15,000	15,000	87,000
Patent Impairment expense	—	—	147,908	—
Interest expense related to debt modification	—	121,934	121,934	—
Loss attributable to non-controlling interest	—	—	—	(14,701)
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(14,486)	(46,338)	(24,169)	(99,464)
(Increase) in prepaid expenses	(3,173)	—	—	—
(Increase) in related party receivable	(2,375)	(11,750)	(13,125)	—
Increase in accounts payable and accrued expenses	184,083	13,291	89,082	443,827
Increase (decrease) in unearned income	(11,193)	—	13,195	—
Increase in related party payables	201,665	121,153	250,192	—
Net cash provided by (used in) operating activities	(257,351)	(1,039,919)	(1,115,838)	(329,711)

Cash Flows from Investing Activities:
Cash (paid for) computer equipment	(1,768)	—	—	(11,287)
Cash provided by (paid for) patent costs	—	(93,886)	(102,187)	(31,447)
Net cash used in financing activities	(1,768)	(93,886)	(102,187)	(42,734)

Cash Flow from financing activities:
Proceeds from related party loans	50,000	1,242,340	1,245,840	—
Repayment of note payable	(18,000)	—	(4,000)	—
Repayment of related party loans	—	—	—	(100,000)
Loan from affiliate	(225,000)	—	—	—
Stockholder contributions	20,000	—	—	—
Cash contribution from parent	—	—	—	470,000
Net cash provided by financing activities	277,000	1,242,340	1,241,840	370,000

Increase (decrease) in cash	17,881	108,535	23,815	(2,445)

Cash - beginning of period	27,426	3,611	3,611	6,056

Cash - end of period	$45,307	$112,146	$27,426	$3,611

NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of debt for common stock	$—	$—	$—	$112,500
Marketable securities received for accounts receivable	$—	$7,000	$7,000	$33,000
Note payable related to acquisition	$425,000	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$—	$—	$—	$23,916
Income taxes paid	$—	$—	$—	$—

See Notes to Consolidated Financial Statements

AUDIOEYE, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
PERIOD FROM DECEMBER 31, 2009 TO SEPTEMBER 30, 2012

	COMMON STOCK		PAID IN	NON-CONTROLLING	ACCUMULATED
	SHARES	AMOUNT	CAPITAL	INTEREST	(DEFICIT)	TOTAL

Balance, December 31, 2009	2,241,626	22	414,527	-	(621,283)	(206,734)

Conversion of debt for common stock	304,857	3	112,497	-	-	112,500

Issuance of common stock re: forward split	27,458,702	275	(275)	-		-

Capital contribution from parent	-	-	470,000	-	-	470,000

Loss attributable to non-controlling interest	-	-	-	(14,701)	-	(14,701)

Net loss	-	-	-	-	(832,306)	(832,306)

Balance, December 31, 2010	30,005,185	300	996,749	(14,701)	(1,453,589)	(471,241)

Gain on troubled debt restructuring with related party	-	-	121,934		-	121,934

Net loss	-	-	-	-	(1,744,402)	(1,744,402)

Balance, December 31, 2011	30,005,185	300	1,118,683	(14,701)	(3,197,991)	(2,093,709)

Consolidation of equity due to acquisition	-	-	(14,701)	14,701		-

Contributed capital	-	-	20,000	-	-	20,000

Rounding	-	-	-	-	-	1

Net loss	-	-	-	-	(574,594)	(574,594)

Balance, September 30, 2012	30,005,185	300	1,123,982	-	(3772,584)	(2,648,302)

See Notes to Consolidated Financial Statements

AUDIOEYE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2010 and DECEMBER 31, 2011 (audited)
AND SEPTEMBER 30, 2012 (unaudited)

NOTE 1: OVERVIEW

AudioEye, Inc. (the “Company”) was incorporated on May 20, 2005 in the state of Delaware. On March 31, 2010, the Company was acquired by CMG Holdings Group, Inc., a Nevada corporation (“CMG”).  Effective August 15, 2012, CMG transferred to AudioEye Acquisition Corporation, a Nevada corporation, (“AEAC”), shares of the Company representing 80% of the Company’s then-outstanding common stock.

The Company has developed patented, Internet content publication and distribution software that enables conversion of any media into accessible formats and allows for real time distribution to end users on any Internet connected device. The Company’s focus is to create more comprehensive access to Internet, print, broadcast and other media to all people regardless of their network connection, device, location, or disabilities.

The Company is focused on developing innovations in the field of networked and device embedded audio technology.  AE owns a unique patent portfolio comprised of four issued patents in the United States as of August 28, 2012, as well as four U.S. patents pending with additional patents being drafted for filing with the U.S. Patent and Trademark Office and internationally.

On March 31, 2010 the Company and its then-stockholders entered into a share exchange agreement with CMG (formerly known as CMG Holdings, Inc.) whereby CMG purchased 100% of the Company’s common stock, and whereby the Company became a wholly-owned subsidiary of CMG. On June 22, 2011, CMG entered into a Master Agreement (“Agreement”) with AEAC, pursuant to which: (i) the stockholders of AEAC would acquire from CMG 80% of the capital stock of the Company (the “Separation”) and (ii) CMG would distribute to its stockholders, in the form of a dividend, 5% of the capital stock of the Company (the “Spin-off”).

On April 5, 2012, CMG and AEAC amended the Agreement in order to separate the Spin-off and Separation. On August 17, 2012, CMG and AEAC completed the Separation. Pursuant to the amended Agreement:

1.	CMG will retain 15% of the Company subject to transfer restrictions following the Spin-off.
2.	Pursuant to the Spin-off, CMG will distribute to its stockholders, in the form of a dividend, 5% of the capital stock of the Company.
3.
The Company entered into a Royalty Agreement with CMG to pay to CMG 10% of cash received from income earned, settlements or judgments directly resulting from the Company’s patent enforcement and licensing strategy whether received by the Company or any of its affiliates, net of any direct costs or tax implications incurred in pursuit of such strategy pertaining to the patents as fully described in the agreement.

4.
The Company entered into a Services Agreement with CMG whereby CMG will receive a commission of not less than 7.5% of all revenues received by the Company after the closing date from all business, clients, or other sources of revenue procured by CMG or its employees, officers or subsidiaries, and directed to the Company, and 10% of net revenues obtained from a third party described in the agreement.

5.	The Company was obligated to obtain the release of the obligations of CMG under CMG’s 13% Senior Secured Convertible Extendible Notes with an aggregate principal balance of $1,075,000.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements.  These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation and Non-Controlling Interest
The consolidated financial statements include the accounts of the Company and its 50% owned subsidiary, Empire Technologies, LLC (“Empire”).  All significant inter-company accounts and transactions have been eliminated. In October 2010, the Company formed Empire as part of a joint venture with LVS Health Innovations, Inc. whereby the Company owned 50% of Empire.  Empire is considered a variable interest entity as defined by ASC 805-10 “Business Combinations”.  The Company is the primary beneficiary of Empire as defined by ASC 805-10 and therefore consolidates the accounts of Empire.

The Company has recorded $0, $0 and $14,701 of loss during the nine months ended September 30, 2012, and the years ended December 31, 2011 and, 2010, respectively, attributable to the non-controlling interest in Empire.  During the nine months ended September 30, 2012 and the year ended December 31, 2011, Empire had no activity.  Empire had no assets or liabilities as of September 30, 2012, December 31, 2011 and December 31, 2010.

Use of Estimates
The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Revenue Recognition
Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of services. Our policy is to recognize revenue when services are preformed and/or the project is completed.

Under the terms of the Company’s standard agreement for website design and development, revenue is recognized upon completion of the project. Revenue received prior to project completion is recognized as deferred revenue.

Under the terms of the Company’s standard agreement for website hosting, revenue is recognized as services are provided.  Invoices are generated, and revenue is recognized on a monthly basis.

Unearned Revenue
Revenue is recognized when services are performed and/or the project is completed.  Certain contracts contain payment terms of 2-3 installments which become due upon the completion of various stages of the project or service.

The Company evaluates contracts upon receipt of installment payments to determine if the project and/or service has been completed.  In the event an installment payment is received prior to the full completion of the contracted project or service, it is held as Unearned Revenue until the completion of the project and/or service.

Certain website hosting contracts are prepared and invoiced on an annual basis.  Any funds received for hosting services not provided yet are held in Unearned Revenue, and are recorded as revenue is earned.

Fiscal Year End
The Company has a fiscal year ending on December 31.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Marketable Securities
Marketable securities consist of common stock holdings of publicly traded companies.  These securities are marked to market at the end of each reporting period based on the closing price of the security at each balance sheet date.  Changes in fair value are recorded as unrealized gains or losses in the consolidated statement of operations.

Allowance for Doubtful Accounts
The Company establishes an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. The Company does not generally require collateral for its accounts receivable. There was an allowance for doubtful accounts of $98,250, $102,000 and $87,000 as of September 30, 2012, December 31, 2011 and 2010, respectively.

Property, Plant and Equipment
Property and equipment are carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Costs associated with repairs and maintenance are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency of the Company’s property and equipment are capitalized and depreciated over the remaining life of the related asset. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are 5 to 7 years.

Impairment of Long-Lived Assets
The Company’s long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the historical-cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset.

Due to the Company’s recurring losses, its patents were evaluated for impairment and it was determined that future cash flows were insufficient for recoverability of the asset. The Company recognized impairment losses of $0, $147,908, and $0 during the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, respectively.

Income Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

The Company has net operating loss carryforwards available to reduce future taxable income. Future tax benefits for these net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that the Company will not realize a future tax benefit, a valuation allowance is established.

Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period.  Diluted loss per share includes the dilutive effects of common stock equivalents on an “as if converted” basis. For the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010, the Company had no common stock equivalents and therefore diluted earnings (loss) per share and basic earnings (loss) per share are the same.

Financial instruments
The carrying amount of our financial instruments, consisting of cash equivalents, short-term investments, account and notes receivable, accounts and notes payable, short-term borrowings and certain other liabilities, approximate their fair value due to their relatively short maturities. The carrying amount of our long-term debt approximates fair value since the stated rate of interest approximates a market rate of interest.

Fair Value Measurements
Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:
Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3:	Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company’s marketable securities as of September 30, 2012, December 31, 2011 and 2010:

	Fair Value	Fair Value Hierarchy
Marketable securities, September 30, 2012	$54,000	Level 1
Marketable securities, December 31, 2011	$18,000	Level 1
Marketable securities, December 31, 2010	$14,000	Level 1

New Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3: GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred net losses of $574,594, $1,744,402 and $832,306 for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively. In addition, the Company had an accumulated deficit of $3,772,584, $3,197,991 and $1,453,589 and a working capital deficit of $1,255,252, $734,067 and $537,631 as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. In response to these conditions, the Company may raise additional capital through the sale of equity securities, through an offering of debt securities or through borrowings from financial institutions or individuals. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: MARKETABLE SECURITIES

As of the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, the Company held 150,000, 150,000 and 100,000 shares of the common stock of Ecologic Transportation, Inc. with a fair value of $54,000, $18,000 and $14,000, respectively. An unrealized gain of $36,000 was recorded for the nine months ended September 30, 2012. An unrealized loss of $3,000 and $78,000 were recorded for the years ended December 31, 2011 and 2010 respectively.

NOTE 5: PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consists of the following:

	September 30	December 31	December 31
	2012	2011	2010

Computer & Peripherals	$24,318	$22,550	$22,550
Accumulated Deprecation	(17,024)	(14,552)	(8.999)
Property Plant & Equipment, Net	$7,294	$7,998	$13,551

Depreciation expense totaled $2,472, $5,553 and $5,269 for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively.

NOTE 6: INTANGIBLE ASSETS

Prior to December 31, 2011, patents, technology and other intangibles with contractual terms were generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Prior to any impairment adjustment, intangible assets consisted of the following:

	September 30,	December 31,	December 31,
	2012	2011	2010

Patents	$—	$157,865	$55,678
Domains	—	440	—
Accumulated Amortization	—	(10,397)	(2,839)
Intangible Assets, Net	$—	$147,908	$52,839

Amortization expense totaled $0, $7,558 and $2,664 for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively.

Due to the Company’s recurring losses, its patents were evaluated for impairment and it was determined that at Decembet 31, 2011, future cash flows were insufficient for recoverability of the asset. The Company recognized impairment losses of $0, $147,908 and $0 during the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company repaid the CEO $100,000 of advances made to the Company in prior years. The advances did not bear interest, were unsecured and due on demand.

During the year ended December 31, 2011, the Company entered into several promissory notes with one of its officers. The promissory notes total $1,084,224, bore interest at 15% and were due before the end of August 2011.

On August 30, 2011, the Company and the officer entered into a modified promissory note agreement in which the nine promissory notes (the “Notes”) totaling $1,084,224 were modified into one promissory note of $1,084,224 (the “Modified Note”). Any interest accrued on the Notes prior to the modification were adjusted and recalculated at a rate of 7% per annum. Any penalties assessed on the Notes prior to August 30, 2011 were waived. Interest was accrued at a rate of 7% per annum commencing August 31, 2011. The term of the Modified Note extends to August 31, 2013. The Modified Note is convertible into common stock of the Company at a conversion price of $0.25 per share by August 31, 2013.  As of September 30, 2012, none of the Modified Note has been converted.

The Company analyzed the convertible notes for derivative accounting consideration under FASB ASC 815-15 and FASB ASC 815-40. The Company determined the embedded conversion option in the convertible notes met the criteria for classification in stockholders equity under ASC 815-15 and ASC 815-40 “Derivatives and Hedging”.  In addition, the Company determined that the convertible notes did not contain a beneficial conversion feature under FASB ASC 470-20 “Debt with Conversion and Other Options”.

The Company also analyzed the modification of the term under ASC 470-60 “Trouble Debt Restructurings”. The Company is experiencing financial difficulty and the creditor has a granted a concession under the Modified Note terms. The Company concluded the modification should be accounted under ASC 470-60 “Trouble Debt Restructurings”. The total future cash payments specified by the new terms is $1,242,340 which was less than the carrying amount of the promissory note of $1,364,274 (including accrued interest and penalties) prior to the modification.  Accordingly, the Company has reduced the carrying amount to an amount equal to the future cash payments and of the difference of $121,934 is recognized in additional paid in capital during the year ended December 31, 2011.

Subsequent to the restructuring of debt, an additional $3,500 was loaned to the Company on December 16, 2011, which amount is interest free and payable upon demand. No payments of principal or interest were made during 2011 or the nine months ended September 30, 2012.

On August 31, 2012, the officer loaned the Company $50,000.  As a result, the Company issued the officer a Convertible Promissory Note, which is payable within two years, accrues interest at 8% per annum, and is convertible into common stock of the Company at a price of $0.25 per share.  As of September 30, 2012, interest has been accrued in the amount of $704.  No payments of principal or interest have been made.

Accrued interest in the amount of $704, $158,116, and $0 has been expensed for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively, and has been included with principal for a total amount of $1,296,544, $1,245,840 and $0 as Related Party Loans Payable as of September 30, 2012, December 31, 2011 and 2010, respectively.

During the nine months ended September 30, 2012, the Company received loans totaling $225,000 from one affiliate.  The loans bear no interest, and are payable upon demand.

As of September 30, 2012, December 31, 2011 and December 31, 2010, Related Party Loans totaled $1,296,544, $1,245,840 and $0, respectively.

As of September 30, 2012, December 31, 2011 and December 31, 2010, there were Related Party Payables of $599,231, $398,270 and $0, respectively, for services performed by related parties.

As of September 30, 2012, December 31, 2011 and December 31, 2010, there were outstanding receivables of $15,500, $13,125 and $0, respectively, for services performed for related parties.

For the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, there were revenues earned of $2,250, $12,500 and $19,850, respectively, for services performed for related parties.

NOTE 8: NOTES PAYABLE

The Company had an outstanding loan to a former officer for $110,000 bearing interest at 6%, unsecured and in default.  During the year ended December 31, 2010, the Company settled this loan and accrued interest of $2,500 by issuing 304,857 shares of common stock.

As of September 30, 2012, December 31, 2011 and 2010, the Company had an outstanding loan to a third party in the amount of $74,900 which was originally issued during 2006 as part of an Investment Agreement.  The loan was unsecured and bore interest at 25% per year for four years.  The Company had accrued interest of $74,900, which was included in accounts payable and accrued expenses on the balance sheet.  The note was in default until October 24, 2011, at which time the Company entered into a MTTF Termination and Release Agreement (“Release”) with the third party.  The terms of the Release, among other things, terminated the Investment Agreement between the parties, and required the Company to issue a Promissory Note to the third-party in the combined amount of principal and accrued interest to date, for a total principal amount of $149,800.  The note is interest free, and is payable in monthly installments of $2,000 beginning November 1, 2011.  As of September 30, 2012, December 31, 2011 and 2010, the principal amount owing was $127,800 $145,800, and $74,900 respectively, of which $24,000, $24,000 and $74,900, has been recorded as the current portion of the note, and $103,800, $121,800 and $0 as the long term portion of the note, respectively.

On August 15, 2012, the Company issued a Secured Promissory Note to CMGO Investors LLC, the agent for the former holders of CMGO’s senior debt, . in the amount of $425,000, related to the separation of the Company from its parent, which took place on August 17, 2012.  The note is payable in full by November 30, 2012, and bears interest at 8% per annum (360-day year).  The noteholder has the option to convert the principal and interest into 10% of the Company’s total issued and outstanding restricted common shares as of the date of the notice to convert, but in no event more than 6,000,000 shares. As of September 30, 2012, interest in the amount of $4,344 has been accrued. As of September 30, 2012, the $425,000 is included as a loan to affiliate in the consolidated balance sheet, and is offset by the $225,000 loan described in Note 7.

NOTE 9: COMMITMENTS AND CONTINGENCIES

On April 1, 2010, Nathaniel T. Bradley signed an employment agreement with the Company to serve as Chief Executive Officer and President of the Company. The employment agreement calls for Mr. Bradley to be paid $150,000 per year for a period of 4 years. The employment agreement provides for annual bonus compensation, standard health benefits, incentive programs, incentive compensation, and restricted stock compensation.  As of September 30, 2012 and December 31, 2011 and 2010, the Company has accrued $316,154, $206,539 and $66,923, respectively, in unpaid executive salaries owed to Nathaniel T. Bradley which is included in related party payable in the consolidated balance sheet.

 On April 1, 2010, Sean Bradley signed an employment agreement with the Company to serve as Vice President of Product Development of the Company. The employment agreement calls for Mr. Bradley to be paid $125,000 per year for a period of 4 years. The employment agreement provides for annual bonus compensation, standard health benefits, incentive programs, incentive compensation, and restricted stock compensation.  As of September 30, 2012 and December 31, 2011 and 2010, the Company has accrued $283,077 and $191,731 and $81,154 in unpaid executive salaries owed to Sean Bradley which is included in related party payable in the consolidated balance sheet.

NOTE 10: STOCKHOLDERS’ EQUITY

The total number of authorized shares of common stock that may be issued by the Company was 4,000,000 with a par value of $0.00001 per share. On August 16, 2012, the Company increased the total number of authorized shares of common stock held for issuance to 100,000,000 shares, with a par value of $0.00001.

In February 2010, the Company issued 304,857 shares of common stock in exchange for settlement of a debt in the amount of $112,500 (see Note 8).

On March 31, 2010, the Company was acquired by CMG, and all outstanding shares of the Company’s common stock were sold by the Company’s stockholders directly to CMG. In April 2010, the Company received a capital contribution from CMG of $470,000.

In August, 2012, in connection with the separation of the Company from CMG, the Company effectuated a forward split of its outstanding shares of common stock.  As a result, each shareholder of record received 11.78299032 shares of the Company’s common stock for each share held, -resulting in a total number of shares issued of 30,005,185 following the forward split.

As of September 30, 2012, December 31, 2011 and 2010, the Company had 30,005,185, 30,005,185, and 30,005,185 shares of common stock issued and outstanding, respectively.

NOTE 11: INCOME TAXES

The Company accounts for income taxes under ASC 740, “Income Taxes”. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when the ultimate realization of a deferred tax as The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Deferred tax assets:	September 30, 2012	December 31, 2011	December 31, 2010
Net operating loss carry forwards	$1,050,000	$870,000	$325,000
Less valuation allowance	(1,050,000)	(870,000)	(325,000)
Net deferred tax asset	$—	$—	$—

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carry forwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset. The approximate net operating loss carryforward was $3,086,000, $2,550,000 and $955,000 as of September 30, 2012, December 31, 2011 and 2010, respectively and will start to expire in 2029.

NOTE 12: SUBSEQUENT EVENTS

On December 5, 2012, the Company received notice from its president, Mr. Nathaniel T. Bradley , of his intent to convert 100% of all outstanding monies owed to him into the Company’s common stock at a price of $0.25 per share.  As a result , on December 20, 2012, the entire related party debt owed to Mr. Bradley of $1,296,544, plus additional interest of $171, was converted , and 5,186,860 shares of the Company’s common stock were issued to Mr. Bradley’s designees .  The related Promissory Note s have been extinguished as of December 20, 2012.

On December 19, 2012, AE’s board of directors and majority shareholders adopted and approved the AudioEye, Inc. 2012 Incentive Compensation Plan (the “Plan”).  The purpose of the Plan is to assist AE in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to AE.  The Plan will terminate at the earliest of (a) such time as no shares of common stock remain available for issuance under the Plan, (b) termination of the Plan by the board of directors, or (c) the tenth anniversary of the effective date of the Plan.  Awards outstanding upon expiration of the Plan will remain in effect until they have been exercised or terminated, or have expired.  The total number of shares of AE common stock that may be granted under the Plan is 5,000,000 shares.  As of January 11, 2013, the total number of options granted is 2,820,000, leaving a remaining number of options awardable of 2,180,000 shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR AUDIOEYE

The following discussion should be read in conjunction with AE’s consolidated audited financial statements and the related notes for the years ended December 31, 2010 and 2011 and for the nine months ended September 30, 2012 that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect AE’s plans, estimates and beliefs. AE’s actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this annual prospectus, particularly in the section entitled “Risk Factors.”

AE’s consolidated audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Overview

On March 31, 2010, CMGO acquired AE and effective as of August 15, 2012, CMGO transferred to AEAC 80% of AE’s outstanding capital stock.  AE has developed patented internet content publication and distribution software that enables conversion of any media into accessible formats and allows for real time distribution to end users on any internet-connected device. On January 26, 2010, the U.S. Patent and Trademark Office issued a U.S. patent for “Method and apparatus for website navigation by the visually impaired” filed by AE. This invention enables internet navigation and multi-format publishing capabilities. After receiving the patent, AE’s management filed an application with newly added claims that further define embodiments of the invention and has obtained international filings now available for prosecution. The patented technology is the foundation of the AE mission to become a leader in internet accessibility, mobile audio internet navigation, and multi-format publishing technology as well as internet content publication and distribution software.  AE’s management believes that there is significant market opportunity for AE’s services as most websites are developed with the assumption that users can see the site, with the result that visually-impaired users have difficulty using such websites. Accordingly, providing accessibility services for these websites has become a significant market opportunity as there are approximately 33 million computer users who have some form of visual impairment.

In October 2010, Congress passed and the President signed into law the Twenty-First Century Communication and Video Accessibility Act of 2010, which mandates that all government websites (city, state, and federal) be compliant and provide accessibility to Americans with disabilities. As a result, AE’s management believes that providing accessibility services for these government websites has become a significant market opportunity in view of the potential demand for AE’s patented solution.

	Nine Months Ended		Year Ended
Results of Operations	September 30,		December 31,
	2012	2011	2011	2010
Revenue	$276,587	$107,634	$125,521	$328,397
Revenue from related party	2,250	11,750	12,500	19,850
Cost of Sales	226,849	509,105	641,124	429,705
Gross profit (loss)	51,988	(389,721)	(503,103)	(81,458)
General and administrative expenses	657,534	588,231	810,341	644,908
Patent impairment expense	—	—	147,908	—
Operating (loss)	(605,546)	(977,952)	(1,461,352)	(726,366)
Unrealized gain (loss) on marketable securities	36,000	6,000	(3,000)	(78,000)
Loss attributable to non-controlling interest	—	—	—	14,701
Interest expense	(5,048)	(280,050)	(280,050)	(42,641)
Net (loss)	$(574,594)	$(1,252,002)	$(1,744,402)	$(832,306)

Revenue

For the nine months ended September 30, 2012 and 2011, revenue in the amount of $278,837 and $119,384, respectively, consisted primarily of various levels of website design and maintenance. For the years ended December 31, 2011 and 2010, respectively, revenue in the amount of $138,021 and $348,247 consisted primarily of various levels of website design and maintenance.

Cost of sales

For the nine months ended September 30, 2012 and 2011, cost of sales in the amount of $226,849 and $509,105, respectively, consisted primarily of sub-contracting to outside sources and direct labor.  For the years ended December 31, 2011 and 2010, cost of sales in the amount of $641,124 and $429,705, respectively, consisted primarily of sub-contracting to outside sources and direct labor.

Gross Profit

The increase in revenue and decrease in sub-contracting and direct labor resulted in a gross profit of $51,988and a gross loss of $389,721 for the nine months ended September 30, 2012 and 2011, respectively, and $503,103 and $81,458 for the years ended December 31, 2011 and 2010, respectively.

Significant changes in gross profit for the nine months ended September 30, 2012 and 2011 were attributable to the following items:

•	an increase in website design services of $172,172;
•	a decrease in website hosting fees of $12,719 for monthly hosting of client websites;
•	a decrease in sub-contracted design fees of $275,360 due to the creation and development of additional software; and
•	a decrease in direct labor and other related expenses of $1,777 for additional staff support .

Significant changes in gross profit for the years ended December 31, 2011 and 2010 were attributable to the following items:

•	a decrease in website development services of $102,113;
•	a decrease in website hosting fees of $108,114 for monthly hosting of client websites;
•	an increase in amortization expense related to patent costs of $4,454;
•	an increase in sub-contracted design fees of $75,733 due to the creation and development of additional software;
•	a decrease in bartered services expense of $23,249;
•	an increase in direct labor of $138,562 for additional staff support; and
•	an increase in website hosting expenses of $15,918.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2012 were $657,534as compared to $588,231 for the nine months ended September 30, 2011.

Significant changes in general and administrative expenses for the nine months ended September 30, 2012 and 2011 were attributable to the following items:

•	a decrease in professional fees of $97,302, primarily due to $97,500 for the services of a valuation consultant in 2011 that did not recur in 2012;
•
an increase in legal, accounting and audit fees of $176,060 resulting from the additional legal costs of $139,148  and accounting costs of $18,059, both related to the S-1 registration and CMGO acquisition in March 2010 and additional audit requirements during 2011;

•	a decrease in staff salaries and wages of $29,698, primarily due to a decrease in staffing;
•	an increase in rent expense of $27,439 due to additional office space leased; and
•	an increase in other general and administrative expenses of $11,657.

General and administrative expenses for the year ended December 31, 2011 were $810,341 as compared to $644,908 for the year ended December 31, 2010.

Significant changes in general and administrative expenses in the year 2011 over 2010 were attributable to the following items:

•	an increase in professional fees of $127,500 due primarily to $97,500 for the services of a valuation consultant in 2011;
•	an increase in legal, accounting and audit fees of $23,161 resulting from the CMGO acquisition in March 2010 and additional audit requirements;
•	a decrease in bad debt expense of $84,847, resulting from the initial allowance for doubtful accounts in expensed in 2010 of $87,000, compared to $2,153 of uncollectible receivables expensed in 2011;
•	an increase in executive salaries and wages of $77,615, primarily due to an increase in executive compensation as provided for in the employment agreements entered into and commencing April 1, 2010;
•	an increase in rent expense of $15,611 due to additional office space leased in 2011; and
•	a decrease in other general and administrative expenses of $6,391.

Liquidity and Capital Resources

Working Capital	At September 30,	At December 31,
	2012	2011	2010
Current Assets	$347,853	$70,188	$39,954
Current Liabilities	1,603,105	804,255	577,585
Working Capital (Deficit)	$(1,255,252)	$(734,067)	$(537,631)

AE had cash in the amount of $45,307 as of September 30, 2012, $27,426 as of December 31, 2011, and $3,611 as of December 31, 2010. AE had a working capital deficit of $1,255,252 as of September 30, 2012, $734,067 as of December 31, 2011, and $537,631 as of December 31, 2010.

During the year ended December 31, 2010, AE repaid the CEO $100,000 of advances made to AE in prior years. The advances did not bear interest, were unsecured and due on demand.

During the year ended December 31, 2011, AE entered into several promissory notes with one of its officers. The promissory notes total ed $1,084,224, bore interest at 15% and were due before August, 2011.  On August 30, 2011, AE and the officer entered into a modified promissory note agreement in which the nine promissory notes (the “Notes”) totaling $1,084,224 were modified into one promissory note of $1,084,224 (the “Modified Note”). Any interest accrued on the Notes prior to the modification were adjusted and recalculated at a rate of 7% per annum. Any penalties assessed on the Notes prior to August 30, 2011 were waived. Interest was accrued at a rate of 7% per annum commencing August 31, 2011. The term of the Modified Note extended to August 31, 2013. The Modified Note was convertible into common stock of AE at a conversion price of $0.25 per share by August 31, 2013.. On December 16, 2011, an additional $3,500 was loaned to AE by the officer, which amount is interest free and payable upon demand. No payments of principal or interest were made during 2011 or the nine months ended September 30, 2012. Accrued interest in the amount of $704, $158,116, and $0 has been expensed for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively, and has been included with principal for a total amount of $1,245,840, $1,245,840 and $0 as Related Party Loans Payable as of September 30, 2012, December 31, 2011 and 2010, respectively. As of September 30, 2012, none of the Modified Note had been converted.  On December 5, 2012, AE received notice from the officer of his intent to convert 100% of all outstanding monies owed to him into AE common stock at a price of $0.25 per share.  As a result, on December 20, 2012, the entire related party debt owed to Mr. Bradley of $1,296,544, plus additional interest of $171, was converted, and 5,186,860 shares of AE’s common stock were issued to Mr. Bradley’s designees.  The related notes were extinguished December 20, 2012.

During the nine months ended September 30 , 2012, AE received loans totaling $225,000 from one affiliate.  The loans bear no interest, and are payable upon demand.

As of September 30, 2012, December 31, 2011 and December 31, 2010, Related Party Loans totaled $1,296,544, $1,245,840 and $0, respectively.

As of September 30, 2012, December 31, 2011 and December 31, 2010, there were Related Party Payables of $599,231, $398,270 and $0, respectively, for services performed by related parties.

As of September 30, 2012, December 31, 2011 and December 31, 2010, there were outstanding receivables of $15,500, $13,125 and $0, respectively, for services performed for related parties.

For the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, there were revenues earned of $2,250, $12,500 and $19,850, respectively, for services performed for related parties.

AE has suffered recurring losses from operations of $574,594, $1,744,402 and $832,306 for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively. In addition, AE had an accumulated deficit of $3,772,584, $3,197,991 and $1,453,589 and a working capital deficit of $1,255,252, $734,067 and $537,631 as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively. The continuation of AE is dependent upon AE attaining and maintaining profitable operations and raising additional capital as needed. AE’s management anticipates that it will have to raise additional funds through private placements of AE’s equity securities and/or debt financing to complete AE’s business plan. There is no assurance that the financing will be completed as planned or at all. If AE’s management is unable to secure adequate capital to continue AE’s planned operations, AE’s stockholders may lose some or all of their investment and AE’s business may fail.

AE’s principal sources of funds have been from sales of its common stock and loans from affiliates.

MANAGEMENT OF AE

 Information Regarding Directors and Executive Officers of AE

The following information is as of the date of this prospectus with respect to those persons who are serving as AE’s directors and executive officers.

Name	Age	Director/Position
Edward W. Withrow III	47	Director
Nathaniel T. Bradley	36	Director, Chief Executive Officer, President
Sean Bradley	31	Director, Chief Technology Officer, Vice President, Secretary
James Crawford	31	Director, Chief Operating Officer, Treasurer
Carr Bettis	49	Director
Constantine S. Potamianos	47	Chief Legal Officer, General Counsel

Edward W. Withrow III.  Mr. Withrow has served as a director of AE since August 2012. With over 20 years experience as a financier, broker, manager, marketer and developer of innovations in various industries, Mr. Withrow has developed an expertise in finding small undervalued and underfunded companies and building them up through his leadership in strategic initiatives and business development activities. In 2000, Mr. Withrow founded Huntington Chase Financial Group, LLC, and Huntington Chase, Ltd. to engage in venture capital, private equity and merchant banking activities. From 2000 until the present, Mr. Withrow acquired, restructured, merged, created and was a senior advisor to approximately 10 companies. In 2002, Mr. Withrow became the CEO of Reward Enterprises, Inc., a public company and early adopter of VoIP technology. Mr. Withrow also founded Symphony Card, LLC, an issuer of stored value debit cards. In 2004, Mr. Withrow became the CEO of Addison-Davis Diagnostics, Ltd., a leading edge point-of-care diagnostic company. In 2005, he was the President of The Cabo Group, Ltd., a publicly traded company whose primary functions were wholesale marketing and distribution of retail products.   In 2006, Mr. Withrow became the President and CEO of Montecito Bio Sciences, Ltd., a multi-faceted medical diagnostics company.  In 2008, Mr. Withrow founded Ecologic Transportation, Inc., a publicly traded company and is presently its Chairman.  Mr. Withrow also founded Parallax Diagnostics, Inc., a fully reporting company headquartered in Cambridge, Massachusetts, currently in its developmental stage.

Mr. Withrow has maintained a business relationship with AudioEye, Inc. since 2008, contracting AE’s services for the design and development of various websites for Mr. Withrow’s businesses, and has a comprehensive knowledge of the capabilities of the AE product.  Furthermore, Mr. Withrow, having an extensive background in corporate restructuring, has acted as strategic advisor to AE since 2009, and has the leadership skills and experience required by AE during its transitions towards a successful publicly traded company.

Mr. Withrow is married with one child and lives in the Los Angeles, California area.  He works with Planet Hope a Los Angeles based foundation that works with abused children and battered women.

Nathaniel T. Bradley. Mr. Bradley served as a director of AE from the company’s founding in 2005 to the present and as Chief Executive Officer and President since July 2007. Mr. Bradley is a recognized pioneer and active expert in the new media internet technology sector. He is the named inventor of several internet technology patents and patents pending with U.S. Patent and Trademark Office. Over the past decade, Mr. Bradley has been involved in the invention, reduction to practice, commercial licensing, and enforcement of foundational internet and mobile technology patents. In addition to managing the growth of AE’s patent portfolio through invention, Mr. Bradley is developing an intellectual property operation at the University of Arizona Science & Technology Park in Tucson. Prior to AE, Mr. Bradley was Chairman of the Board of Modavox®, founder and Managing Member of Kino Digital, Kino Communications, Kino Interactive and currently serves as the Chief Technology Officer of Augme Technologies, Inc and its subsidiary Hipcricket, Inc. and currently serves as a managing member of Bradley Brothers, LLC, an Arizona-based investment company. Previous to his career in the technology field, which began in 1999, Mr. Bradley was a General Manager for Intercontinental Hotels and a marketing manager for The Westin La Paloma Resort. Mr. Bradley lives in Tucson, Arizona with his wife and two sons.

Sean Bradley. Mr. Bradley has been involved with AE from the company’s founding in 2005 to the present and has served as Vice President and Secretary since April 2010, and as a director and Chief Technology Officer since August 2012. Mr. Bradley has co-founded several technology companies, including Kino Digital, LLC, and Kino Communications, LLC, from 1999-2005.  Mr. Bradley obtained his BA from Arizona International College at the University of Arizona, graduating summa cum laude and with highest academic distinction for all eight undergraduate semesters.  Over the past nine years, he has led an international team of software developers, has produced global webcasting technologies, and is planning, designing and managing the fulfillment of intellectual property assets, including the next generation mobile marketing solutions for industry leading Hipcricket. In the past Mr. Bradley was chief architect of AdLife, BoomBox® Video and Audio Platforms for Augme Technologies, Inc.  Mr. Bradley is proficient in several programming and web development languages and has engineered online communications systems for IBM, General Dynamics, Avnet and many others. In 2005, he was recognized by Arizona State’s WP Carey School of Business as a leader in his field for work he completed for the Arizona Department of Health and Human Services. In addition to his role at AE, Mr. Bradley is a managing member of Bradley Brothers, LLC, an Arizona-based investment company.

James Crawford. Mr. Crawford has been involved with AE from the company’s founding in 2005 to the present and has served as a director, Chief Operating Officer and Treasurer since August 2012. Mr. Crawford was a founding member of Kino Interactive, LLC, a developer of enhanced communication software and digital media solutions, and of AE. Mr. Crawford’s experience as an entrepreneur spans the entire life cycle of companies from start-up capital to compliance officer and director of reporting public companies. Prior to his involvement as Chief Operating Officer of AE, Mr. Crawford served as a director and officer of Augme Technologies, Inc. beginning March 2006, and assisted the company in maneuvering through the initial challenges of acquisitions executed by the company through 2011 that established the company as a leading mobile marketing company in the United States. Mr. Crawford is experienced in public company finance and compliance functions. He has extensive experience in the area of intellectual property creation, management and licensing.  Prior to AE, Mr. Crawford served on the board of directors Modavox® and Augme Technologies, and as founder and managing member of Kino Digital, Kino Communications, and Kino Interactive; and currently continues to serve as the Chief Operating Officer of Augme Technologies, Inc and its subsidiary Hipcricket, Inc.

Carr Bettis. Mr. Bettis has served as a director of AE since December 2012, and served as a director of AE from July 2007 to April 2010.  Mr. Bettis founded and has been the Chief Architect of numerous financial technology innovations and businesses over the last 15 years that have been acquired by Merrill Lynch, Thomson Financial, Primark/Disclosure, and Advanced Equities/GreenBook Financial. From 1996 to 2011, Mr. Bettis was the Chairman and Founder of Gradient Analytics, one of the largest independent equity research firms in the United States.  He has served as Chairman and Co-Founder of Verus Analytics, a quantitative compensation, proxy intelligence and behavioral governance firm since 1996. He also serves on the board of directors of iMemories, an Arizona-founded technology company. Since 2007, he has also managed his family’s private equity portfolio via his firm, Fathom Lab.  Mr. Bettis is a former tenured professor and maintains a clinical-affiliation with Arizona State University as Research Professor of Finance at the W.P. Carey School of Business.  He is frequently cited in national and international financial media. His research has been published in academic and professional journals such as the Journal of Financial Economics, Review of Financial Studies, Journal of Financial and Quantitative Analysis, and the Financial Analyst Journal.  Mr. Bettis holds undergraduate degrees in finance and accounting, and received his Ph.D. from Indiana University in 1992.

Constantine S. Potamianos: Mr. Potamianos has served as AE’s outside corporate counsel from the company’s founding in 2005 and as Chief Legal Officer and General Counsel since January 2012. From June 2009 to December 2011, Mr. Potamianos was a partner at Duval & Stachenfeld, LLP, a noted New York law firm that primarily works with large institutional investors and hedge funds. Mr. Potamianos served as the co-leader of the firm’s Corporate Practice. Prior to that, from March 2005 to May 2009, Mr. Potamianos was part of the Corporate and Securities group in the New York office of international law firm Greenberg Traurig, LLP. Mr. Potamianos is an experienced business lawyer who has assisted numerous public and private companies with a broad range of matters including corporate governance, public and private financings, commercial transactions, mergers and acquisitions, securities registration, SEC reporting, technology licensing, litigation, and bankruptcy and corporate restructurings. In the late 1990’s, Mr. Potamianos also served as Vice President – Investment Banking and team leader for the Internet/Networking Group for a New York-based merchant banking firm where he negotiated and structured acquisitions, principal transactions as well as private equity placements with numerous public and private companies, during which time he also served on the boards of directors of various portfolio companies. In addition to his legal and finance experience, Mr. Potamianos has experience in private sector business operations as well as government. Following initial military service, Mr. Potamianos gained experience in systems analysis, business operations and administration, serving as an administrative officer in the federal government and afterwards founding and managing an information systems consulting company and a RF (radio frequency) engineering services company. Mr. Potamianos holds a BA degree, magna cum laude, in Economics and Government from Georgetown University as well as a BS degree in Computer and Information Science from the University of Maryland. Mr. Potamianos received his JD degree as well as his MBA from Georgetown University, during which he also completed the Landegger Honors Program in International Business Diplomacy through the School of Foreign Service, served as an editor on law review, and was also inducted into Beta Gamma Sigma, the national business school honor society.

Nathaniel T. Bradley and Sean Bradley are brothers.

Committees of the Board of Directors

Following the Separation, the standing committees of AE’s board of directors will consist of Audit and Compensation.  The members of these standing committees will be appointed by and will serve at the discretion of the board of directors of AE.

Audit Committee.  The Audit Committee is expected to be responsible for overseeing AE’s accounting and financial reporting processes.  In addition, the Audit Committee will be responsible for periodically discussing AE’s policies for the assessment and management of risks to AE that could materially and adversely impact AE’s financial position or operating results, or the financial reporting of the same, with management and AE’s internal auditors and independent accountants, as well as AE’s plans to monitor, control and minimize risks pursuant to such policies.  The Audit Committee will also be responsible for primary risk oversight relating to AE’s financial reporting, accounting and internal controls, and will oversee risks relating to insurance matters (including AE’s self-insurance programs), general and professional liability and workers’ compensation.

Compensation Committee.  The Compensation Committee will oversee and determine the compensation of AE’s Chief Executive Officer and other executive officers, including salaries, bonuses, grants of stock options and other forms of equity-based compensation, approve all employment and severance agreements for executive officers, approve significant changes to benefit plans and perform such other functions as the board of directors of AE may direct.  The Compensation Committee will also administer AE’s stock incentive plans and make recommendations to the board of directors of AE concerning the compensation of the directors.

It is expected that the Compensation Committee will take into account recommendations of AE’s Chief Executive Officer in determining the compensation (including stock awards) of executive officers other than the Chief Executive Officer.  Otherwise, it is not expected that AE’s officers will have any role in determining the form or amount of compensation paid to the executive officers of AE.  In addition, the Compensation Committee will retain the power to appoint and delegate matters to a subcommittee but any such subcommittee does not have final decision-making authority on behalf of the Compensation Committee.  The Compensation Committee is not currently expected to appoint or delegate any matters to a subcommittee.  The Compensation Committee will meet as necessary to formulate its compensation decisions.  Such meetings may include one or more of AE’s executive officers or consultants retained by the Compensation Committee.

Stockholder and Interested Party Communications with Directors

Following the Spin-off, AE stockholders may send written communications to AE’s board of directors or to specified individual directors on the board, c/o AE’s Secretary at 875 North Michigan Avenue, Chicago, Illinois 60601.  All mail received will be opened and communications that relate to matters that are within the scope of the responsibilities of the board of directors, other than solicitations, junk mail and frivolous or inappropriate communications, will be forwarded to AE’s board of directors or any specified individual director, as applicable.

Incentive Compensation Plan

On December 19, 2012, AE’s board of directors and majority shareholders adopted and approved the AudioEye, Inc. 2012 Incentive Compensation Plan (the “Plan”).  The purpose of the Plan is to assist AE in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to AE.  The Plan will terminate at the earliest of (a) such time as no shares of common stock remain available for issuance under the Plan, (b) termination of the Plan by the board of directors, or (c) the tenth anniversary of the effective date of the Plan.  Awards outstanding upon expiration of the Plan will remain in effect until they have been exercised or terminated, or have expired. The Plan is qualified in its entirety by the specific language of the Plan, a copy of which is attached to this registration statement as Exhibit 10.13.

The total number of shares of AE common stock that may be granted under the Plan is 5,000,000 shares.  As of January 11, 2013, the total number of options granted is 2,820,000, leaving a remaining number of options awardable of 2,180,000 shares.

Outstanding Equity Awards

Stock options to purchase up to 2,820,000 shares of common stock have been awarded under the Plan as of January 11, 2013, as follows:

	Options Granted	Exercise Price	Vesting Period	Expiration Date
Directors and Officers	950,000	$0.250	Each 6 mos	12/19/2017
Directors and Officers	250,000	$0.275	Each 6 mos	12/19/2017
Employees and Consultants	1,620,000	$0.250	Each 6 mos	12/19/2017
Total Options Granted	2,820,000

DIRECTOR COMPENSATION

Members of the board of directors of AE do not normally receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.   Effective December 19, 2012, one member of the board of directors of AE who is not an employee has been grant ed equity compensation in amount of 225,000 options at an exercise price of $.25 per share.  The options vest semi-annually over a 2 year period, and expire December 19, 2017 if not exercised. No other equity compensation has been granted to any other members of AE’s board of directors who are not employees as of the date of filing of this prospectus.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The board of directors of AE is expected to adopt a written Related Person Transaction Policy prior to completion of the Spin-off.  The purpose of this policy will be to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) AE, was, is or will be a participant, (ii) the aggregate amount involved exceeds $120,000 and (iii) a related person has or will have a direct or indirect interest.  For purposes of these policies, a related person is (i) any person who is, or at any time since the beginning of AE’s, as applicable, last fiscal year was, an executive officer, director or director nominee of such company, (ii) any person who is known to be the beneficial owner of more than 5% of such company’s common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all the related persons, in the aggregate, have a 10% or greater beneficial interest.

It is expected that under these policies, the Audit Committee of AE will be responsible for reviewing, approving or ratifying each related person transaction or proposed transaction.  In determining whether to approve or ratify a related person transaction, the Audit Committee would consider all relevant facts and circumstances of the related person transaction available to the Audit Committee and would approve only those related person transactions that are in, or not inconsistent with, the best interests of AE and its stockholders, as the Audit Committee determines in good faith.  No member of the Audit Committee would be permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

In addition, there will continue to be an ongoing relationship between AE and CMGO following the Separation.  See “Relationship Between AE and CMGO After the Separation.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of January 11, 2013, 68.21% of the outstanding shares of common stock of AE were owned by AEAC and 17.05 % by CMGO.  None of the persons expected to become the directors or executive officers of AE currently owns any common stock of AE.  However, if the persons who become the directors or executive officers of AE own shares of CMGO common stock as of the record date for the Spin-off, those persons will receive a distribution of shares of AE common stock in the Spin-off.  Additionally, Edward W. Withrow, III,  Nathaniel T. Bradley, Sean Bradley , James Crawford and Carr Bettis are stockholders of AEAC and upon the consummation of the distribution of AE stock to the stockholders of AEAC, will secure shares of AE as a result thereof.

The following table sets forth certain information regarding the beneficial ownership of AE common stock assuming the AEAC Distribution occurred on August 17, 2012, for each of AE’s directors and executive officers.

		Post Separation/ Pre-Debt Conversion
Class	Name	Shares		Pct (1)
Common	Nathaniel T. Bradley	5,648,034	(2) (3)	16.05%
Common	Sean Bradley	5,648,03 3	(3)	16.04%
Common	Edward W. Withrow III	1,129,607	(4)	3.20%
Common	James Crawford	340,689		0.96%
Common	Carr Bettis	2,288,131	(5)	6.50%
Common	Constantine S. Potamianos	-		-
	TOTAL	15,054,494		42.75%

(1)	Percentages are based on 35,192,045 shares outstanding, which include the 5,186,860 shares issued on December 20, 2012 related to the conversion of Nathaniel T. Bradley’s debt.
(2)
Does not include the 5,186,860 shares issued on December 20, 2012 related to the conversion of AE’s debt owed to Nathaniel T. Bradley. The conversion shares were issued to Mr. Bradley’s designees.  Mr. Bradley has no investment or voting power over said shares and is not deemed to be the beneficial owner thereof.

(3)
Bradley Brothers, LLC is the record owner of 11,296,067 shares; Nathaniel T, Bradley and Sean Bradley are each 50% owners of Bradley Brothers, LLC, and share investment power with respect to such shares.

(4)	Mr. Withrow is the Managing Member of Huntington Chase Financial Group, LLC, the record owner of 1,129,607 shares.
(5)
Mr. Bettis is Managing Member of CSB IV Us Holdings, LLC, the record owner of 1,723,328 shares. Mr. Bettis is also co-trustee of the J. Carr & Stephanie V. Bettis Revocable Trust, the record owner of 564,803 shares.  The total shares beneficially held by Mr. Bettis are 2,288,131 shares.

		Post Separation/ Pre-Debt Conversion
Class	Name	Shares		Pct (1)
Common	Nathaniel T. Bradley	5,648,034	(2) (3)	18.82%
Common	Sean Bradley	5,648,034	(3)	18.82%
Common	Edward W. Withrow III	1,129,607	(4)	3.76%
Common	James Crawford	340,689		1.14%
Common	Constantine S. Potamianos	—		—

(1)	Based on 30,005,185 shares outstanding.
(2)
 Does not include any shares issuable upon conversion of AE’s convertible notes issued to Nathaniel T. Bradley or the AE Debentures. Mr. Bradley delivered to AE on Decmber 5, 2012, notice of his intention to convert his convertible notes in full. A total of 5,186,860 additional shares of common stock are to be issued to Mr. Bradley’s designees by December 20, 2012.

(3)
Bradley Brothers, LLC is the record owner of 11,296,067 shares; Nathaniel T, Bradley and Sean Bradley are each 50% owners of Bradley Brothers, LLC, and share investment power with respect to such shares.

(4)	Huntington Chase Financial Group, LLC is the record owner of the shares. Mr. Withrow is its Managing Member.

MARKET PRICES AND RELATED STOCKHOLDER MATTERS

Market Information Regarding AE

The market price of AE common stock to be received by CMGO stockholders after the completion of the Spin-off cannot be accurately predicted.  The historical trading prices of CMGO common stock are not necessarily indicative of the future trading prices of AE common stock because the current stock price of CMGO reflects the current market valuation of CMGO’s current business and assets and does not necessarily take into account the changes in CMGO’s business and operations that will occur in connection with the Separation.  See “Risk Factors” for a discussion of factors that may affect the market price of AE common stock following the Spin-off.

Restrictions on Sale of AE Common Stock to be Received in Connection with the Spin-off

Shares of AE common stock to be distributed in connection with the Spin-off will be freely transferable under the Securities Act, except for the restrictions on transfer and ownership applicable to affiliates of AE.  Shares received in connection with the Spin-off by persons who may be deemed to be affiliates of AE may be sold, transferred or otherwise disposed of only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.  Persons who may be deemed to be affiliates of AE after the Spin-off generally include individuals or entities that control are controlled by or are under common control with AE, as applicable, and may include certain of their officers, directors or principal stockholders.  The registration statement of which this prospectus forms a part does not cover the resale of shares of AE common stock to be received by their affiliates in the Spin-off.

DESCRIPTION OF AE CAPITAL STOCK

The following is a summary description of the material terms of AE’s capital stock as set forth in AE’s charter documents and that govern the rights of holders of AE common stock.

While the following attempts to describe the material terms of AE’s capital stock, the description may not contain all of the information that is important to you.  You are encouraged to read the full text of AE’s certificate of incorporation and by-laws, forms of which are included as exhibits to the registration statement of which this prospectus is a part, as well as the provisions of applicable Delaware law.

At the time of the Spin-off, AE’s authorized capital stock is expected to consist of 100,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.  It is expected that AE will have 35,192,045 shares of common stock issued and outstanding upon completion of the AEAC Distribution.  No shares of preferred stock of AE will be issued and outstanding at the time of the Spin-off.

Common Stock

All of the shares of AE common stock issued in the Spin-off will be duly authorized, fully paid and non-assessable.  Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of AE common stock will be entitled to certain rights, including (i) to share ratably in dividends if, when and as declared by AE’s board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding up of AE, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses.  Each outstanding share of AE common stock will entitle the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of shares of AE common stock will possess the exclusive voting power.  The holders of AE common stock will not have cumulative voting rights in the election of directors or preemptive rights to subscribe for additional shares of AE capital stock.  AE’s by-laws require that, in uncontested elections, each director be elected by the majority of votes cast with respect to such director.  This means that the number of shares voted “for” a director nominee must exceed the number of votes cast “against” that nominee in order for that nominee to be elected.

Holders of shares of AE common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights.  The rights, preferences and privileges of holders of AE common stock will be subject to the terms of any series of preferred stock which AE may issue in the future.

Preferred Stock

The board of directors of AE has the authority, within the limitations and restrictions stated in its certificate of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series.  The issuance of preferred stock could have the effect of decreasing the market price of AE common stock and could adversely affect the voting and other rights of the holders of AE common stock.  AE has no current plans to issue any shares of preferred stock.

Anti-Takeover Effect of Delaware Law and AE’s Certificate of Incorporation and By-laws

AE is governed by the DGCL.  Certain provisions of the DGCL and AE’s certificate of incorporation and by-laws could make more difficult the acquisition of AE by means of a tender offer, a proxy contest or otherwise.

Vacancies on Board of Directors

AE’s certificate of incorporation provides that any newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board.

Stockholder Meetings

Under AE’s certificate of incorporation and subject to the rights of holders of preferred stock, if any, only a majority of the members of the board of directors, the chairman of the board of directors or the Chief Executive Officer or the President may call special meetings of stockholders.  This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Authorized but Unissued Shares

AE’s authorized but unissued shares of common stock will be available for future issuance without stockholder approval.  AE may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of AE by means of a proxy contest, tender offer, merger or otherwise.

The overall effect of the foregoing provisions may be to deter a future tender offer.  AE stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of AE common stock at that time.  In addition, these provisions may have the effect of assisting AE’s management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of the business of AE.

Business Combinations

AE is subject to Section 203 of the DGCL, which regulates corporate acquisitions.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholders owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Trading

AE expects that, at some date following completion of the Spin-off, the shares of AE common stock will trade on the OTCQB, or  the OTC Bulletin Board or the new BX Venture Market operated by NASDAQ.

Indemnification of Directors and Executive Officers

As authorized by Section 102(b)(7) of the DGCL, AE’s certificate of incorporation will provide that a director of AE will not be liable to AE or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption for liability or limitation thereof is not permitted under the DGCL.  The DGCL provides that the liability of a director may not be limited (i) for any breach of the director’s duty of loyalty to AE or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for liability for payments of dividends or for stock purchases or redemptions in violation of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

While the certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty.  Accordingly, the certificate of incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director’s breach of such director’s duty of care.

In addition, AE’s by-laws will provide that AE will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director of AE or an officer of AE elected by its board of directors or, while a director of AE or an officer of AE elected by its board of directors, is or was serving at the request of AE as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person.  Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, AE will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the board of directors of AE.

AE will enter into indemnification agreements with each of its executive officers and directors providing for the indemnification of, and advancement of expenses to, each such person in connection with claims, suits or proceedings arising as a result of such person’s service as an officer or director of AE.  AE also will maintain directors’ and officers’ liability insurance policies insuring directors and officers of AE for certain covered losses as defined in the policies.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of AE pursuant to the foregoing provisions, AE has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of AE common stock to be issued in the Spin-off will be passed upon by TroyGould PC.

EXPERTS

The audited financial statements as of December 31, 2011 and 2010, and for the years then ended, incorporated in this prospectus have been so incorporated in reliance on the consent and audit report of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

AE will file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by AE at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by AE, at www.sec.gov.  You will also be able to access the SEC filings and obtain other information about AE at its website, www.audioeye.com. The information contained in those websites is not incorporated by reference into this prospectus.

AE has filed a registration statement on Form S-1 to register the shares of stock to be distributed in connection with the Spin-off.  This prospectus is part of the registration statement of AE and is a prospectus of AE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is a statement of the expenses to be incurred by AE in connection with the distribution of the securities registered under this registration statement. All amounts are estimated except the SEC registration fee.

Item	Amount
SEC Registration Fee	$7.00
Printing Fees and Expenses	10,000.00
Accounting Fees and Expenses	35,000.00
Legal Fees and Expenses	100,000.00
Transfer Agent Fees	5,000.00
Miscellaneous	5,000.00
Total	$155,007.00

Item 14. Indemnification of Directors and Officers.

As authorized by Section 102(b)(7) of the DGCL, AE’s certificate of incorporation provides that a director of AE will not be liable to AE or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption for liability or limitation thereof is not permitted under the DGCL. The DGCL provides that the liability of a director may not be limited (i) for any breach of the director’s duty of loyalty to AE or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for liability for payments of dividends or for stock purchases or redemptions in violation of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

While the certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the certificate of incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director’s breach of such director’s duty of care.

In addition, AE’s by-laws will provide that AE will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director of AE or an officer of AE elected by its board of directors or, while a director of AE or an officer of AE elected by its board of directors, is or was serving at the request of AE as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, AE will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the board of directors of AE.

AE will maintain directors’ and officers’ liability insurance policies insuring directors and officers of AE for certain covered losses as defined in the policies.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of AE pursuant to the foregoing provisions, AE has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
3.1	Certificate of Incorporation of AudioEye, Inc., as amended (included in the Company’s Registration on Form S-1 filed on October 21, 2011)
3.2	By-laws of AudioEye, Inc. (included in the Company’s Registration on Form S-1 filed on October 21, 2011)
3.3	Certificate of Amendment of the Certificate of Incorporation (included in the Company’s Registration filed on Form S-1/A on October 1, 2012)
5.1*	Opinion of TroyGould PC regarding the validity of the securities being registered
10.1	Master Agreement dated as of September 22, 2011 between CMG Holdings Group, Inc. and AudioEye Acquisition Corporation (included in the Company’s Registration on Form S-1 filed on October 21, 2011)
10.2	Form of Royalty Agreement between CMG Holdings Group, Inc. and AudioEye, Inc. (included in the Company’s Registration on Form S-1 filed on October 21, 2011)
10.3	Form of Services Agreement between CMG Holdings Group, Inc. and AudioEye, Inc. (included in the Company’s Registration on Form S-1 filed on October 21, 2011)
10.4	Form of Share Exchange Agreement among the stockholders of AudioEye Acquisition Corporation and CMG Holdings Group, Inc.
10.5	Convertible Promissory Note dated August 31, 2011 between AudioEye, Inc. and Nathaniel T. Bradley (included in the Company’s Registration on Form S-1/A filed on January 3, 2012)
10.6
Termination and Release Agreement dated October 24, 2011 between Maryland Technology Development Corp. and AudioEye, Inc. (included in the Company’s Registration on Form S-1/A filed on February 10, 2012)

10.7	Promissory Note dated October 24, 2011 between Maryland Technology Development Corp. and AudioEye, Inc. (included in the Company’s Registration on Form S-1/A filed on February 10, 2012)
10.8
Customer Contract dated August 24, 2011 between Kenneth G. Mills Foundation and AudioEye, Inc. for E-Commerce Multi-Media Development Services (included in the Company’s Registration on Form S-1/A filed on February 10, 2012)

10.9
Customer Contract dated December 29, 2010 between NextMed Management Services Inc. and AudioEye, Inc, for Software Development Services (included in the Company’s Registration on Form S-1/A filed on February 10, 2012)

10.10
Customer Contract dated June 9, 2010 between Southern Arizona Attraction Alliance and AudioEye, Inc. for Custom Website Development (included in the Company’s Registration on Form S-1/A filed on February 10, 2012)

10.11	Senior Secured Promissory Note of AudioEye, Inc., dated August 15, 2012 (included in the Company’s Registration filed on Form S-1/A on October 1, 2012)
10.12
Security Agreement, dated as of August 15, 2012, among AudioEye, Inc., AudioEye Acquisition Corporation and CMGO Investors, LLC (included in the Company’s Registration filed on Form S-1/A on October 1, 2012)

10.13*	AudioEye, Inc. 2012 Incentive Compensation Plan effective December 19, 2012
23.1*	Consent of MaloneBailey, LLP
23.2*	Consent of TroyGould PC (included in Exhibit 5.1, above)

* Filed herewith

Item 17. Undertakings.

(a)           The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           If the Registrant is relying on Rule 430B:

(A)           Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)           If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on January 11, 2013 .

AUDIOEYE, INC.

By:	/s/ Nathaniel T. Bradley
Name: Nathaniel T. Bradley
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Carr Bettis	Director	January 11, 2013
Carr Bettis

/s/ Nathaniel T. Bradley	President and Chief Executive Officer	January 11, 2013
Nathaniel T. Bradley	(Principal Executive Officer)

/s/ Sean Bradley	Chief Technical Officer, Vice President, Secretary and Director	January 11, 2013
Sean Bradley

/s/ James Crawford	Chief Operating Officer, Treasurer and Director	January 11, 2013
James Crawford

/s/ Edward W. Withrow III	Director	January 11, 2013
Edward W. Withrow III

The foregoing constitutes all of the members of the board of directors of AudioEye, Inc.

AudioEye, Inc S-1/A

EXHIBIT 5.1
TroyGould PC
1801 Century Park East, 16th Floor
Los Angeles, California 90067

January 11, 2013

AudioEye, Inc.
9070 S. Rita Road, Suite 1450
Tucson, Arizona 85747

Ladies and Gentlemen:

You have requested our opinion in connection with the filing by AudioEye, Inc., a Delaware corporation (the “Company”), of a Registration Statement on Form S-1, as amended (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), including a related prospectus made part of the Registration Statement (the “Prospectus”), for the distribution by spin-off of 1,500,259 shares of common stock (the “Shares”).

In connection with this opinion, we have examined and relied upon the Registration Statement and the Prospectus, the Company’s Certificate of Incorporation, as amended to date, the Company’s Bylaws, as amended to date, the originals or copies certified to our satisfaction of such other records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof.

The law covered by our opinion is limited to the applicable statutory provisions of the Delaware General Corporation Law (“DGCL”) (including applicable rules and regulations promulgated thereunder and applicable reported judicial and regulatory determinations interpreting the DGCL). We neither express nor imply any opinion (and we assume no responsibility) with respect to any other laws or the laws of any other jurisdiction or with respect to the application or effect of any such laws.

Based upon the foregoing, and in reliance thereon, we are of the opinion that the Shares, when issued in accordance with the terms and conditions set forth in the Registration Statement, will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ TROYGOULD PC

AudioEye, Inc S-1/A

Exhibit 10.13

AUDIOEYE, INC.

2012 INCENTIVE COMPENSATION PLAN

AUDIOEYE, INC.

2012 INCENTIVE COMPENSATION PLAN

1.	Purpose	1

2.	Definitions	1

3.	Administration.	6

4.	Shares Subject to Plan.	7

5.	Eligibility; Per-Person Award Limitations	8

6.	Specific Terms of Awards.	8

7.	Certain Provisions Applicable to Awards.	14

8.	Code Section 162(m) Provisions.	16

9.	Change in Control.	18

10.	General Provisions.	19

AUDIOEYE, INC.

2012 INCENTIVE COMPENSATION PLAN

1.   Purpose.  The purpose of this AUDIOEYE, INC. 2012 INCENTIVE COMPENSATION PLAN (the “Plan”) is to assist AudioEye, Inc., a Delaware corporation (the “Company”) and its Related Entities (as hereinafter defined) in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s stockholders, and providing such persons with annual and long term performance incentives to expend their maximum efforts in the creation of stockholder value.

2.   Definitions.  For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof and elsewhere herein.

(a)   “Award” means any Option, Stock Appreciation Right, Restricted Stock Award, Deferred Stock Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest, granted to a Participant under the Plan.

(b)   “Award Agreement” means any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

(c)   “Beneficiary” means the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof.  If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d)   “Beneficial Owner” and “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(e)   “Board” means the Company’s Board of Directors.

(f)   “Cause” shall, with respect to any Participant, have the meaning specified in the Award Agreement.  In the absence of any definition in the Award Agreement, “Cause” shall have the equivalent meaning or the same meaning as “cause” or “for cause” set forth in any employment, consulting, or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the failure by the Participant to perform, in a reasonable manner, his or her duties as assigned by the Company or a Related Entity, (ii) any violation or breach by the Participant of his or her employment, consulting or other similar agreement with the Company or a Related Entity, if any, (iii) any violation or breach by the Participant of any non-competition, non-solicitation, non-disclosure and/or other similar agreement with the Company or a Related Entity, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company or a Related Entity, (v) use of alcohol, drugs or other similar substances in a manner that adversely affects the Participant’s work performance, or (vi) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company or any Related Entity.  The good faith determination by the Committee of whether the Participant’s Continuous Service was terminated by the Company for “Cause” shall be final and binding for all purposes hereunder.

(g)   “Change in Control” means a Change in Control as defined in Section 9(b) of the Plan.

(h)   “Code” means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(i)   “Committee” means a committee designated by the Board to administer the Plan; provided, however, that if the Board fails to designate a committee or if there are no longer any members on the committee so designated by the Board, or for any other reason determined by the Board, then the Board shall serve as the Committee.  While it is intended that the Committee shall consist of at least two directors, each of whom shall be (i) a “non-employee director” within the meaning of  Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, (ii) an “outside director” within the meaning of Section 162(m) of the Code, and (iii) “Independent,” the failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(j)   “Consultant” means any Person (other than an Employee or a Director, solely with respect to rendering services in such Person’s capacity as a director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(k)   “Continuous Service” means the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider.  Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement).  An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(l)   “Covered Employee” means the Person who, as of the end of the taxable year, either is the principal executive officer of the Company or is serving as the acting principal executive officer of the Company, and each other Person whose compensation is required to be disclosed in the Company’s filings with the Securities and Exchange Commission by reason of that person being among the three highest compensated officers of the Company as of the end of a taxable year, or such other person as shall be considered a “covered employee” for purposes of Section 162(m) of the Code.

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(m)   “Deferred Stock” means a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares or a combination thereof, at the end of a specified deferral period.

(n)   “Deferred Stock Award” means an Award of Deferred Stock granted to a Participant under Section 6(e) hereof.

(o)   “Director” means a member of the Board or the board of directors of any Related Entity.

(p)   “Disability” means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(q)   “Dividend Equivalent” means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(r)   “Effective Date” means the effective date of the Plan, which shall be December 19, 2012.

(s)   “Eligible Person” means each officer, Director, Employee, Consultant and other person who provides services to the Company or any Related Entity.  The foregoing notwithstanding, only Employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options.  An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(t)   “Employee” means any person, including an officer or Director, who is an employee of the Company or any Related Entity.  The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(u)   “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(v)   “Fair Market Value” means the fair market value of Shares, Awards or other property as determined by the Committee, or under procedures established by the Committee.  Unless otherwise determined by the Committee, the Fair Market Value of a Share as of any given date shall be the closing sale price per Share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Shares are traded on the date immediately preceding the date as of which such value is being determined (or as of such later measurement date as determined by the Committee on the date the Award is authorized by the Committee), or, if there is no sale on that date, then on the last previous day on which a sale was reported.

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(w)   “Good Reason” shall, with respect to any Participant, have the meaning specified in the Award Agreement.  In the absence of any definition in the Award Agreement, “Good Reason” shall have the equivalent meaning or the same meaning as “good reason” or “for good reason” set forth in any employment, consulting or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the assignment to the Participant of any duties inconsistent in any material respect with the Participant’s duties or responsibilities as assigned by the Company or a Related Entity, or any other action by the Company or a Related Entity which results in a material diminution in such duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant; (ii) any material failure by the Company or a Related Entity to comply with its obligations to the Participant as agreed upon, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant; or (iii) the Company’s or Related Entity’s requiring the Participant to be based at any office or location outside of fifty (50) miles from the location of employment or service as of the date of Award, except for travel reasonably required in the performance of the Participant’s responsibilities.

(x)       “Incentive Stock Option” means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(y)      “Independent,” when referring to either the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(z)       “Incumbent Board” means the Incumbent Board as defined in Section 9(b)(ii) hereof.

(aa)   “Listing Market” means the OTC Bulletin Board or any other national securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the Nasdaq Market.

(bb)   “Non-Qualified Stock Option” means any option that is not an Incentive Stock Option.

(cc)   “Option” means a right granted to a Participant under Section 6(b) hereof, to purchase Shares or other Awards at a specified price during specified time periods.

(dd)   “Optionee” means a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(ee)   “Other Stock-Based Awards” means Awards granted to a Participant under Section 6(i) hereof.

(ff)   “Participant” means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

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(gg)   “Performance Award” means any Award of Performance Shares or Performance Units granted pursuant to Section 6(h) hereof.

(hh)   “Performance Period” means that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(ii)   “Performance Share” means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(jj)   “Performance Unit” means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(kk)   “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a “group” as defined in Section 13(d) thereof.

(ll)   “Related Entity” means any Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Board, in which the Company or a Subsidiary holds a  substantial ownership interest, directly or indirectly.

(mm)  “Restriction Period” means the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(nn)      “Restricted Stock” means any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such risks of forfeiture and other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(oo)   “Restricted Stock Award” means an Award granted to a Participant under Section 6(d) hereof.

(pp)   “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

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(qq)   “Shares” means the shares of common stock of the Company, par value $.00001 per share, and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 10(c) hereof.

(rr)   “Stock Appreciation Right” means a right granted to a Participant under Section 6(c) hereof.

(ss)   “Subsidiary” means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

(tt)   “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, Awards previously granted, or the right or obligation to make future Awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

3.   Administration.

(a)   Authority of the Committee.  The Plan shall be administered by the Committee except to the extent (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent members of the Board, in which case references herein to the “Committee” shall be deemed to include references to the Independent members of the Board.  The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan.  In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants.

(b)   Manner of Exercise of Committee Authority. The Committee, and not the Board, shall exercise sole and exclusive discretion (i) on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Act, (ii) with respect to any Award that is intended to qualify as “performance-based compensation” under Section 162(m), to the extent necessary in order for such Award to so qualify; and (iii) with respect to any Award to an Independent Director.  Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Related Entities, Eligible Persons, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and stockholders.  The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.  The Committee may delegate to officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company and will not cause Awards intended to qualify as “performance-based compensation” under Code Section 162(m) to fail to so qualify.  The Committee may appoint agents to assist it in administering the Plan.

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(c)   Limitation of Liability.  The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company’s independent auditors, Consultants or any other agents assisting in the administration of the Plan.  Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4.   Shares Subject to Plan.

(a)   Limitation on Overall Number of Shares Available for Delivery Under Plan.  Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery under the Plan shall be five million (5,000,000).  Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b)   Application of Limitation to Grants of Awards.  No Award may be granted if the number of Shares to be delivered in connection with such an Award exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares deliverable in settlement of or relating to then outstanding Awards.  The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c)   Availability of Shares Not Delivered under Awards and Adjustments to Limits.

(i)   If any Awards are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares to which those Awards were subject, shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for delivery with respect to Awards under the Plan, subject to Section 4(c)(iv) below.

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(ii)   In the event that any Option or other Award granted hereunder is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or withholding tax liabilities arising from such option or other award are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then only the number of Shares issued net of the Shares tendered or withheld shall be counted for purposes of determining the maximum number of Shares available for grant under the Plan.

(iii)   Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period.  Additionally, in the event that a company acquired by the Company or any Related Entity or with which the Company or any Related Entity combines has shares available under a pre-existing plan approved by its stockholders, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan; if and to the extent that the use of such Shares would not require approval of the Company’s stockholders under the rules of the Listing Market.

(iv)   Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share.

(v)   Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 10(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be five million (5,000,000) Shares.

5.   Eligibility; Per-Person Award Limitations.  Awards may be granted under the Plan only to Eligible Persons.  Subject to adjustment as provided in Section 10(c), in any fiscal year of the Company during any part of which the Plan is in effect, no Participant may be granted (i) Options or Stock Appreciation Rights with respect to more than 500,000 Shares or (ii) Restricted Stock, Deferred Stock, Performance Shares and/or Other Stock-Based Awards with respect to more than 500,000 Shares.  In addition, the maximum dollar value payable to any one Participant with respect to Performance Units is (x) $250,000 with respect to any 12 month Performance Period and (y) with respect to any Performance Period that is more than 12 months, $500,000.

6.   Specific Terms of Awards.

(a)   General.  Awards may be granted on the terms and conditions set forth in this Section 6.  In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant’s Continuous Service and terms permitting a Participant to make elections relating to his or her Award.  Except as otherwise expressly provided herein, the Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan.  Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of Delaware law, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

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(b)   Options.  The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

(i)   Exercise Price.  Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the Option and shall not, in any event, be less than the par value of a Share on the date of grant of the Option.  If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted.

(ii)   Time and Method of Exercise.  The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii)   Incentive Stock Options.  The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code.  Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification.  Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

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(A)   the Option shall not be exercisable for more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant; and

(B)   The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000.

(c)   Stock Appreciation Rights.  The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a “Tandem Stock Appreciation Right”), or without regard to any Option (a “Freestanding Stock Appreciation Right”), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i)   Right to Payment.  A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee.  The grant price of a Stock Appreciation Right  shall not be less than 100% of the Fair Market Value of a Share on the date of grant, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right.

(ii)   Other Terms.  The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

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(iii)   Tandem Stock Appreciation Rights. Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are Non-Qualified Stock Options, at any time thereafter before exercise or expiration of such Option.  Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option.  In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d)   Restricted Stock Awards.  The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i)   Grant and Restrictions.  Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restriction Period.  The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan.  The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.  Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee).  During the period that the Restriction Stock Award is subject to a risk of forfeiture, subject to Section 10(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii)   Forfeiture.  Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable Restriction Period, the Participant’s Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that, subject to the limitations set forth in Section 6(j)(ii) hereof, the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii)   Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

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(iv)   Dividends and Splits.  As a condition to the grant of a Restricted Stock Award, the Committee may require or permit a Participant to elect that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock or applied to the purchase of additional Awards under the Plan.  Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

(e)   Deferred Stock Award.  The Committee is authorized to grant Deferred Stock Awards to any Eligible Person on the following terms and conditions:

(i)   Award and Restrictions.  Satisfaction of a Deferred Stock Award shall occur upon expiration of the deferral period specified for such Deferred Stock Award by the Committee (or, if permitted by the Committee, as elected by the Participant).  In addition, a Deferred Stock Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine.  A Deferred Stock Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Deferred Stock, or a combination thereof, as determined by the Committee at the date of grant or thereafter.  Prior to satisfaction of a Deferred Stock Award, a Deferred Stock Award carries no voting or dividend or other rights associated with Share ownership.

(ii)   Forfeiture.  Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock Award), the Participant’s Deferred Stock Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that, subject to the limitations set forth in Section 6(j)(ii) hereof, the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Deferred Stock Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Deferred Stock Award.

(iii)   Dividend Equivalents.  Unless otherwise determined by the Committee at the date of grant, any Dividend Equivalents that are granted with respect to any Deferred Stock Award shall be either (A) paid with respect to such Deferred Stock Award at the dividend payment date in cash or in Shares of unrestricted stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Deferred Stock Award and the amount or value thereof automatically deemed reinvested in additional Deferred Stock, other Awards or other investment vehicles, as the Committee shall determine or permit the Participant to elect.  The applicable Award Agreement shall specify whether any Dividend Equivalents shall be paid at the dividend payment date, deferred or deferred at the election of the Participant.  If the Participant may elect to defer the Dividend Equivalents, such election shall be made within 30 days after the grant date of the Deferred Stock Award, but in no event later than 12 months before the first date on which any portion of such Deferred Stock Award vests.

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(f)   Bonus Stock and Awards in Lieu of Obligations.  The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act.  Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g)   Dividend Equivalents.  The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the dividends paid with respect to a specified number of Shares, or other periodic payments.  Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award.  The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.  Any such determination by the Committee shall be made at the grant date of the applicable Award.

(h)   Performance Awards.  The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee, subject to the provisions of Section 8 if and to the extent that the Committee shall, in its sole discretion, determine that an Award shall be subject to those provisions.  The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than twelve (12) months nor longer than five (5) years.  Except as provided in Section 9 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period.  The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 8(b), or in the case of an Award that the Committee determines shall not be subject to Section 8 hereof, any other criteria that the Committee, in its sole discretion, shall determine should be used for that purpose.  The amount of the Award to be distributed shall be conclusively determined by the Committee.  Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

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(i)   Other Stock-Based Awards.  The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan.  Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan.  The Committee shall determine the terms and conditions of such Awards.  Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law) paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

7.   Certain Provisions Applicable to Awards.

(a)   Stand-Alone, Additional, Tandem, and Substitute Awards.  Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity.  Such additional, tandem, and substitute or exchange Awards may be granted at any time.  If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award.  In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Deferred Stock or Restricted Stock), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered (for example, Options or Stock Appreciation Right granted with an exercise price or grant price “discounted” by the amount of the cash compensation surrendered), provided that any such determination to grant an Award in lieu of cash compensation must be made in compliance with Section 409A of the Code.

(b)   Term of Awards.  The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code).

(c)   Form and Timing of Payment Under Awards; Deferrals.  Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any determination to pay in installments or on a deferred basis shall be made by the Committee at the date of grant.  Any installment or deferral provided for in the preceding sentence shall, however, be subject to the Company’s compliance with applicable law and all applicable rules of the Listing Market, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code.  Subject to Section 7(e) hereof, the settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control).  Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price.  Installment or deferred payments may be required by the Committee (subject to Section 7(e) of the Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee.  The Committee may, without limitation, make provision for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

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(d)   Exemptions from Section 16(b) Liability.

 It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant).  Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e)   Code Section 409A.

(i)           The Award Agreement for any Award that the Committee reasonably determines to constitute a Section 409A Plan, and the provisions of the Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code.

(ii)           If any Award constitutes a “nonqualified deferred compensation plan” under Section 409A of the Code (a “Section 409A Plan”), then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A)           Payments under the Section 409A Plan may not be made earlier than the first to occur of (u) the Participant’s “separation from service,” (v) the date the Participant becomes “disabled,” (w) the Participant’s death, (x) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (y) a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets” of the Company, or (z) the occurrence of an “unforeseeble emergency;”

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(B)           The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(C)           Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(D)           In the case of any Participant who is “specified employee,” a distribution on account of a “separation from service” may not be made before the date which is six months after the date of the Participant’s “separation from service” (or, if earlier, the date of the Participant’s death).

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award.  The Company does not make any representation to the Participant that any Awards awarded under this Plan will be exempt from, or satisfy, the requirements of Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless any Participant or Beneficiary for any tax, additional tax, interest or penalties that any Participant or Beneficiary may incur in the event that any provision of this Plan, any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

(iii)           Notwithstanding the foregoing, the Company does not make any representation to any Participant or Beneficiary that any Awards made pursuant to this Plan are exempt from, or satisfy, the requirements of Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur in the event that any provision of this Plan, or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

8.   Code Section 162(m) Provisions.

(a)   Covered Employees.

 Unless otherwise specified by the Committee, the provisions of this Section 8 shall be applicable to any Performance Award granted to an Eligible Person who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee.

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(b)   Performance Criteria.  If a Performance Award is subject to this Section 8, then the payment or distribution thereof or the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be contingent upon achievement of one or more objective performance goals.  Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain.”  One or more of the following business criteria for the Company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Company and/or a Related Entity (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Awards: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total stockholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the Fair Market Value of a Share.  Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to the Company.  In determining the achievement of the performance goals, the Committee shall exclude the impact of any (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, or (iii) change in accounting standards required by generally accepted accounting principles.

(c)   Performance Period; Timing For Establishing Performance Goals.  Achievement of performance goals in respect of Performance Awards shall be measured over a Performance Period no shorter than twelve (12) months and no longer than five (5) years, as specified by the Committee.  Performance goals shall be established not later than 90 days after the beginning of any Performance Period applicable to such Performance Awards, or at such other date as may be required or permitted for “performance-based compensation” under Section 162(m) of the Code.

(d)   Adjustments.  The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with Awards subject to this Section 8, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of an Award subject to this Section 8.  The Committee shall specify the circumstances in which such Awards shall be paid or forfeited in the event of termination of Continuous Service by the Participant prior to the end of a Performance Period or settlement of Awards.

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(e)   Committee Certification.  No Participant shall receive any payment under the Plan that is subject to this Section 8 unless the Committee has certified, by resolution or other appropriate action in writing, that the performance criteria and any other material terms previously established by the Committee or set forth in the Plan, have been satisfied to the extent necessary to qualify as “performance based compensation” under Section 162(m) of the Code.

9.   Change in Control.

(a)   Effect of “Change in Control.”

  If and only to the extent provided in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement, or to the extent otherwise determined by the Committee in its sole discretion and without any requirement that each Participant be treated consistently, upon the occurrence of a “Change in Control,” as defined in Section 9(b):

(i)   Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, shall become immediately vested and exercisable, subject to applicable restrictions set forth in Section 10(a) hereof.

(ii)   Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Deferred Stock Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a) hereof.

(iii)   With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, deem such performance goals and conditions as having been met as of the date of the Change in Control.

(b)   Definition of “Change in Control.”

  Unless otherwise specified in any employment agreement between the Participant and the Company or any Related Entity, or in an Award Agreement, a “Change in Control” shall mean the occurrence of any of the following:

(i)   The acquisition by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of either (A) the value of then outstanding equity securities of the Company (the “Outstanding Company Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Section 9(b), the following acquisitions shall not constitute or result in a Change in Control:  (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

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(ii)   During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Related Entities, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or equity of another entity by the Company or any of its Related Entities (each a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the value of the then outstanding equity securities and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the value of the then outstanding equity securities of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the Board of Directors or other governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)    Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

10.   General Provisions.

(a)   Compliance With Legal and Other Requirements.  The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

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(b)   Limits on Transferability; Beneficiaries.  No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon).  A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c)   Adjustments.

(i)   Adjustments to Awards.  In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer such that a substitution, exchange, or adjustment is determined by the Committee to be appropriate, then the Committee shall, in such manner as it may deem equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 4 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate.

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(ii)   Adjustments in Case of Certain Transactions.  In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control, any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (a) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (b) the assumption or substitution for, as those terms are defined in Section 9(a)(iv) hereof, the outstanding Awards by the surviving entity or its parent or subsidiary, (c) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (d) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards (which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction).  The Committee shall give written notice of any proposed transaction referred to in this Section 10(c)(ii) at a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction).  A Participant may condition his exercise of any Awards upon the consummation of the transaction.

(iii)   Other Adjustments.  The Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Section 162(m) of the Code) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, Stock Appreciation Rights, Performance Awards granted pursuant to Section 8(b) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as “performance-based compensation” under Code Section 162(m) and the regulations thereunder to otherwise fail to qualify as “performance-based compensation” under Code Section 162(m) and regulations thereunder.  Adjustments permitted hereby may include, without limitation, increasing the exercise price of Options and Stock Appreciation Rights, increasing performance goals, or other adjustments that may be adverse to the Participant.

(d)   Taxes.  The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.  This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

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(e)   Changes to the Plan and Awards.  The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee’s authority to grant Awards under the Plan, without the consent of stockholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s stockholders not later than the annual meeting next following such Board action if such stockholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under the terms of any previously granted and outstanding Award.  The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Committee or the Board action may materially and adversely affect the rights of such Participant under terms of such Award.  Notwithstanding anything to the contrary, the Committee shall be authorized to amend any outstanding Option and/or Stock Appreciation Right to reduce the exercise price or grant price without the prior approval of the stockholders of the Company.  In addition, the Committee shall be authorized to cancel outstanding Options and/or Stock Appreciation Rights replaced with Awards having a lower exercise price without the prior approval of the stockholders of the Company.

(f)   Limitation on Rights Conferred Under Plan.  Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person’s or Participant’s Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of stockholders or any right to receive any information concerning the Company’s business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company in accordance with the terms of an Award.  None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award.  Neither the Company nor any of the Company’s officers, directors, representatives or agents is granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

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(g)   Unfunded Status of Awards; Creation of Trusts.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the Company’s obligations under the Plan.  Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.  The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(h)   Nonexclusivity of the Plan.  Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Section 162(m) of the Code.

(i)   Payments in the Event of Forfeitures; Fractional Shares.  Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration.  No fractional Shares shall be issued or delivered pursuant to the Plan or any Award.  The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j)   Governing Law.  The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to principles of conflict of laws, and applicable federal law.

(k)   Non-U.S. Laws.  The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(l)   Plan Effective Date and Stockholder Approval; Termination of Plan.  The Plan shall become effective on the Effective Date, subject to subsequent approval, within 12 months of its adoption by the Board, by stockholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Sections 162(m) (if applicable) and 422, Rule 16b-3 under the Exchange Act (if applicable), applicable  requirements under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, and other laws, regulations, and obligations of the Company applicable to the Plan.  Awards may be granted subject to stockholder approval, but may not be exercised or otherwise settled in the event the stockholder approval is not obtained.  The Plan shall terminate at the earliest of (a) such time as no Shares remain available for issuance under the Plan, (b) termination of this Plan by the Board, or (c) the tenth anniversary of the Effective Date.  Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated, or have expired.

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AudioEye S-1/A
 Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Registration Statement on Form S-1 Amendment #9 of our report dated October 1, 2012 with respect to the audited consolidated financial statements of Audio Eye, Inc. for the year ended December 31, 2011 and 2010.

We also consent to the references to us under the heading “Experts” in such Registration Statement.

/s/ MaloneBailey, LLP
MaloneBailey, LLP
www.malone−bailey.com
Houston, Texas

January 11, 2013